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    As filed with the Securities and Exchange Commission on March 9, 2000.
                                                              Registration No.
==============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                                 BLUE ZONE, INC.
             (Exact name of Registrant as specified in its charter)

             NEVADA                                  541512                             86-0863053
    (State of Incorporation)              (Primary Standard Industrial               (I.R.S. Employer
                                          Classification Code Number)               Identification No.)

                          329 RAILWAY STREET, 5TH FLOOR
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6A 1A4
                                 (604) 685-4310
          (Address and telephone number of principal executive offices and principal place of business)

                            ------------------------

                          Copies of Communications to:

                              MARK L. MANDEL, ESQ.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                          New York, New York 10104-0050
                                 (212) 468-8000

            SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


                                 Not applicable


            SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         Common Stock, $.001 par value per share
                                   (Title of Class)

================================================================================


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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


         This registration statement contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Some of these risks and uncertainties include:

     -   plans and ability to hire additional personnel;

     -   business strategy, including development of  our MediaBz(TM) software;

     - expectations for future expansion both in the United States and in Asia;

     -   anticipated growth in revenue;

     -   uncertainty regarding our future operating results;

     -   anticipated sources of funds to fund our operations; and

     - plans, objectives, expectations and intentions contained in this registration statement that are not historical facts.

         All statements, other than statements of historical fact included in this registration statement, regarding our strategy, future operations, financial position, estimated revenues or losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this registration statement, the words "will", "believe", anticipate", "intend", estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this registration statement. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements that we make in this registration statement are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved.


ITEM 1. BUSINESS

                                 BLUE ZONE, INC.

GENERAL

    Blue Zone, Inc. is currently engaged in two principal lines of business:

     - WEBSITE DEVELOPMENT AND STRATEGIC CONSULTING SERVICES. We create, develop, and maintain interactive Websites for broadcasting and media companies to help them establish and expand their presence on the Internet. We also provide strategic and technical advice to broadcasting and media companies to help them to identify and exploit Internet applications and outlets for their television, radio and print content.

     - DEVELOPMENT OF OUR MEDIABZ(TM) SOFTWARE PRODUCTS. We are currently developing a proprietary software platform called MediaBz(TM). MediaBz(TM) is a family of software applications that will allow broadcasters to manage their television, radio and print content and permit them to transmit that content to consumers through a variety of outlets, such as a computer monitor, an analog television equipped with a cable set-top box, a digital television, or a hand-held electronic device such as personal digital assistant. Within the MediaBz(TM) family of software products, we are currently developing two specialized applications: NewsBz(TM), which will be customized for news broadcasters, and RadioBz(TM), which will be customized for radio broadcasters. We believe that our MediaBz(TM) family of software applications will enable our broadcasting and media clients to capitalize on the emerging technology of convergence broadcasting. Convergence broadcasting refers to the technology that allows broadcasters to combine the allure of their video or audio content with the information-rich nature of print publications and the interactivity of the Internet. In addition to NewsBz(TM) and RadioBz(TM), we intend to develop software applications for other specialized broadcasting subjects, such as sports, entertainment and finance. Ultimately, we expect to derive fees from developing, marketing, licensing and maintaining our family of MediaBz(TM) software applications.


We currently have agreements with several of Canada's leading television and radio broadcasting companies. We have a Website and interactive television development agreement with CTV, Inc. to develop interactive Websites for its 24-hour NewsNet Station and CTV National News broadcasting content properties. In addition, we have Website development





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agreements with WIC Premium Television, a Limited Subsidiary of Western
International Communications Ltd. and owner of the "Super Channel", "Movie Max" and "Viewer's Choice" cable channels, and with CKNW/CFMI, a division of WIC RADIO Ltd. and owner of the CKNW and Rock 101 radio stations.

         We have previously worked with BCTV to develop its interactive Website. Since its launch in 1998, the BCTV Website has received more than 12 million unique visits. During the design and development phase of that relationship, we obtained information and experience that allow us to address the particular technical and creative requirements of broadcasting and media companies.

         We intend to use our relationships with our Canadian broadcasting and media partners to strengthen our market position in Canada and to develop our business in the United States and Asia. We are currently marketing our strategic consulting and Website development services to television, radio and print media companies in these markets. We also intend to develop, market, license and maintain our MediaBz(TM) family of software applications worldwide.

HISTORY

         Blue Zone, Inc. was originally incorporated on March 11, 1997 in the State of Nevada under the name "Western Food Distributors, Inc." On July 21, 1998, Western Food Distributors, Inc. filed a disclosure statement pursuant to Rule 15c2-11 of the Securities Exchange Act of 1934 with the National Association of Securities Dealers, Inc. for the purpose of including its common stock, $.001 par value per share, for trading on the OTC Bulletin Board, a quotation service for securities that are not listed or traded on a national securities exchange.

         On October 8, 1999, pursuant to a Share Exchange Agreement between Blue Zone Productions Ltd. and Western Food Distributors, Inc., all of the shares of Blue Zone Productions Ltd. were exchanged for 12 million shares of Western Food Distributors, Inc., Blue Zone Productions Ltd. became a wholly-owned subsidiary of Western Food Distributors, Inc., and Western Food Distributors, Inc. changed its name to "Blue Zone, Inc." The existing management of Western Food Distributors, Inc. then resigned, and the current officers and directors assumed the management of Blue Zone, Inc. Blue Zone, Inc. is currently publicly traded on the OTC Bulletin Board under the symbol "BLZN."

         In connection with the share exchange described above, Blue Zone Productions Ltd. entered into a Loan Agreement and a General Security
Agreement, each dated as of August 30, 1999, with Terra Growth Investments
Fund. Under the Loan Agreement, Terra Growth loaned Blue Zone Productions Ltd. $2,000,000 to be repaid within 30 days after the closing of the transaction contemplated by the Share Exchange Agreement. Contemporaneously with the transactions described under the Share Exchange Agreement, we received $5,254,429 in proceeds from a private placement of our common stock and warrants exercisable for shares of our common stock. We used a portion of the monies received from the private placement to repay the outstanding loan to Terra Growth Investments Fund.



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         We presently conduct our business through our subsidiaries, Blue Zone
Productions Ltd., Blue Zone Entertainment Inc. and Blue Zone International Inc. Blue Zone Productions Ltd., which was incorporated in British Columbia, Canada on January 14, 1975, is a wholly owned subsidiary of Blue Zone, Inc. Blue Zone Entertainment Inc., which was incorporated in British Columbia, Canada on April 24, 1994, and Blue Zone International Inc., which was incorporated in Barbados on July 5, 1996, are each wholly owned subsidiaries of Blue Zone Productions Ltd. Unless otherwise indicated, references in this Form 10 to "Blue Zone", "we", "us", and "our" include Blue Zone, Inc., Western Food Distributors, Inc., and all of our subsidiaries. In addition, unless otherwise indicated, all references to share numbers contained in this registration statement give effect to a 5-for-1 stock split of all of our outstanding common stock, effected on July 14, 1998, and a 1.125-for-1 stock split of all of our issued and outstanding stock, effected on September 27, 1999.

         We operate in one business segment: we develop, maintain and license software relating to websites and we provide consulting services to broadcasting companies to assist them to identify and exploit interactive and convergence Internet applications and outlets for their television, radio and print content. To date, all of our revenue has been derived exclusively from customers in Canada.

         Our executive offices are located at 329 Railway Street, 5th Floor, Vancouver, British Columbia Canada V6A 1A4. Our telephone number (604) 685-4310.

INDUSTRY OVERVIEW

         The Internet provides broadcasting and media companies with a new outlet to deliver content to consumers. Recognizing this market, many broadcasters are creating interactive Websites to establish or enhance their presence on the Internet. In addition, many broadcasters are focused on determining how they can use the Internet to generate new business opportunities or improve their existing business strategies. Rather than developing Internet-related technology or expertise in-house, broadcasting companies frequently rely on outside firms such as ours that can provide specialized products and services. As a result, various providers of products and services have entered this market, such as computer software and hardware manufacturers, Internet service firms, technology consulting firms and strategic consulting firms. We believe that the broadcasting industry is a specialized market, however, and many of our competitors lack the experience and technical expertise necessary to address the particular needs of broadcasting companies. In addition, we believe that our existing relationships with several leading Canadian television and radio broadcasting companies give us a marketing advantage over actual or potential competitors. We intend to use these relationships to strengthen our competitive position and reputation in Canada. We also intend to establish similar business relationships in the United States and Asia.

         In addition, we operate in the developing industry of convergence broadcasting. Many companies in this industry, including telecommunications firms, cable companies, and hardware and software manufacturers, are working to assemble a high-speed digital network capable of carrying voice, data and video directly to consumers. Other companies, including broadcasting



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and media companies, are working to establish and expand their digital content capacity. We believe that, as with their efforts to exploit the Internet, broadcasting companies will turn to outside firms with specialized expertise to help them understand and exploit the market for convergence broadcasting. We also believe that our industry experience, our proprietary software, our service and content offerings, and our relationships with leading Canadian broadcasting and media companies will enable us to compete successfully in this market. As with the market for Internet services, we intend to use our strong market position and reputation in Canada to compete in the developing markets for convergence broadcasting in the United States and Asia.

BUSINESS

         We utilize a multi-stage approach to create, develop and maintain broadcasters' Websites. We also provide authoring tools to design and create interactive television broadcasts for our broadcasting and media clients. The following description illustrates the products and services that we may provide to broadcasters and those that we are currently developing as well as a typical timetable for implementation.

         Initial Consulting Services and Strategy

         Our initial involvement with a broadcasting or media company consists of consulting with the client to define its Internet strategy with respect to one or more of the following: Website design, content offerings, interactive convergence broadcasting, targeted advertising or electronic commerce. We are typically retained by broadcasters who are seeking to expand and enhance the products and services that they offer over the Internet. Generally, we support the senior management of our clients, and the management executives that we assist frequently have little technical training or expertise. Therefore, our principal focus at this stage is to provide creative vision and technical advice in terms that can be understood and implemented by a non-technical person. In addition, because Internet revenue models may be unfamiliar to our clients, we also identify and articulate revenue strategies for these management executives.

         This initial phase of our engagement typically lasts for approximately eight weeks. In that time, we work with the client to understand its business needs and long-term goals. We attend meetings with senior management, evaluate the market segment in which the client competes, and assess the client's operating and technical environment. Once the client's objectives are defined, we prepare a written plan that identifies the client's strategy, establishes the project's scope and budget, creates a detailed working schedule, and defines clear criteria for implementation.

         An important goal at this stage is to position us to generate more revenue by having the client select us to develop, deploy, and maintain the client's interactive Website. Accordingly, we generally provide strategic and technical consulting services only to those clients who we reasonably expect will select us to function in a fulfillment capacity. By providing strategic and technical advisory services at an early stage, however, we believe that we enhance our industry visibility and cement our relationship with senior management.


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         To date, we have provided consulting services to CTV, Inc. as part of our arrangement to develop interactive Websites for its 24-hour NewsNet
Station and CTV National News broadcasting content properties. We have also provided consulting services to WIC Premium Television and CKNW/CFMI to develop interactive Websites for their specialty pay-per-view television and radio stations, respectively. We intend to enter into similar arrangements with other television, radio and print media companies as we expand our business into the United States and Asia.

         On-going Consulting Services

         As part of our engagement, we may be retained by a client to provide consulting services on an on-going basis. CTV has retained us to advise it on macro Internet strategies and technological opportunities. In this capacity, we continue to participate in key management and executive meetings and we make quarterly presentations to CTV regarding interactivity, strategy, content, advertising and technology. We agreed to provide on-going consulting services for a one-year minimum, which is automatically extended on a month-to-month basis unless either party gives sixty days' written notice. We expect to enter into similar relationships with other broadcasting and media companies in the future.

         We believe that we benefit from providing on-going consulting services because we continue to receive access to information, technology and business opportunities and we maintain strong ties with senior management. We intend to use our relationships with our current clients to expand the scope and length of our current projects and to enter into additional projects. We also anticipate that, as our clients consider how to exploit emerging technologies such as convergence broadcasting, they will continue to utilize our technology and expertise.

         Interactive Website Design and Development

         With the written plan as a guide, we move from design and strategy to fulfillment and production. We begin by working with the client to define further the functional, technical, and creative requirements needed to implement the client's Internet strategy.

         Our software development team combines third-party software with our own proprietary software to build the basic platform that will become the client's interactive Website. Because our clients are broadcasting and media companies, they generally want their Websites to retain the "look and feel" of their on-air broadcasting presence. Accordingly, we customize our software to create a user interface that incorporates the features, functionality and branding desired by each client. We also typically develop one or more prototypes of the Website to test design concepts and functionality.

         During this stage, we define the hardware, software, interactive elements, networking and telecommunications equipment needed to operate the interactive Website, and we work with the client to integrate the equipment into its existing information technology infrastructure. We collaborate with the client to identify staffing requirements and technical expertise necessary to



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maintain the interactive Website after launch, and we may begin training the client's personnel to operate and maintain the Website.

         Each aspect of the design and development phase of a project is documented in writing, and we collaborate with the client to refine the strategy and assess whether the interactive Website meets the client's goals. Our development team can generally accomplish the design and development phase of a project in approximately six months.

         Development of Convergence Broadcasting Software -- MediaBz(TM)

         We are currently developing a proprietary software platform, called MediaBz(TM), that we intend to offer in the emerging market of convergence broadcasting. Convergence broadcasting refers to the technology that allows broadcasters to combine the allure of their video or audio content with the information-rich nature of print publications and the interactivity of the Internet. MediaBz(TM) is a software application that is compatible with the equipment and technology standards currently used by many broadcasters. Using MediaBz(TM), broadcasters will be able to adapt their current technology to deliver their video and audio and print media content for broadcast over the Internet as well as through existing channels. We are developing MediaBz(TM) because we believe that, rather than developing technology for convergence broadcasting in-house, broadcasters will prefer to engage outside firms that can offer proprietary technology and specialized expertise in this area. We intend to capitalize on our strength in building and managing interactive Websites and our solid base of broadcasting and media clients to exploit this emerging market. As the first two members of the MediaBz(TM) family, we are developing NewsBz(TM) and RadioBz(TM), which we intend to market to news media and radio broadcasters, respectively.

         NEWSBZ(TM)

         We are developing NewsBz(TM) as a software application to be used by both producers and consumers of interactive news content. We plan to make the software accessible from anywhere with access to the Internet through a convenient, Internet-based user interface called a Web browser. We expect that NewsBz(TM) will incorporate the following features and functionality:

     - PRODUCERS OF NEWS CONTENT. NewsBz(TM) will allow a news reporter to prepare an interactive news story, including text, graphics and audio and video clips, without the need for a Web development team or technical expertise. While researching the news story, for example, a reporter will be able to access the broadcaster's password-protected Website and, using NewsBz(TM), search the broadcaster's database of past video, audio and print content for relevant information. Once the story is complete, NewsBz(TM) will enable the reporter to incorporate audio and video clips, graphics, interactive advertising and links to articles on the same or related content, into the story. If a television broadcaster has relationships with several newspapers, for example, NewsBz(TM) can be used to establish links from the broadcaster's Website to related content on the Websites of its print media partners.




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        In addition, we are developing NewsBz(TM) to be compatible with the hardware and software currently used by most broadcasters to produce their television news programs. By using NewsBz(TM), a news reporter will be able to send a completed story to an editor for review or publish the story directly to the broadcaster's Website or on-air. Finally, because the broadcaster's Website and the NewsBz(TM) software will be accessible via the Internet, the reporter will be able to write the story as easily from a hotel room in a foreign country as from the office or from home.

     - CONSUMERS OF NEWS CONTENT. NewsBz(TM) will allow consumers to experience interactive news content using either a Web browser on their computer, a digital television or an analog television equipped with a cable set-top box. For example, a Website user will be able to watch and listen to "headlines" composed of streaming video and audio clips, similar to a 30-second segment on a conventional television news program. Unlike conventional television news programs, however, a consumer using NewsBz(TM) will be able to access additional content by clicking on the streaming video "headline" with a computer mouse or a television remote control. The additional content available to the consumer may include interactive graphics, video and audio clips, or text stories on the same or related content. As a result, NewsBz(TM) will combine the immediacy of video content with the information-rich nature of print publications and the interactivity of the Internet.

         RADIOBZ(TM)

         We are developing RadioBz(TM) as a software application to be used by producers and consumers of radio broadcasting content. As with NewsBz(TM), we intend to make our RadioBz(TM) software accessible through a Web browser. Because NewsBz(TM) and RadioBz(TM) are being developed using the same software platform, they will share many of the same features and functionality.

     - PRODUCERS OF RADIO CONTENT. RadioBz(TM) will allow radio broadcasters to expand their content offerings and their market reach. RadioBz(TM) will enable a station manager or on-air personality to manage the station's database of audio content and to combine that content with video, print media, and interactive features. For news broadcasters, RadioBz(TM) will provide features and functionality similar to NewsBz(TM), such as the ability to search the station's archives of radio content and to integrate text, graphics, links to other Websites, and audio and video clips into a news story without the need for extensive technical training or expertise. Examples of audio and



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        video content that could be integrated include live transmissions that might be generated from the disc jockey booth or television advertisements or promotional segments produced by the radio stations. For music and entertainment stations, RadioBz(TM) will support features such as chat rooms, on-air requests and audio-on-demand.
        Using RadioBz(TM), radio stations will be able to broadcast both audio and video content in digital form by "streaming" the content over the Internet. Thus, radio stations equipped with RadioBz(TM) will be able to broadcast their signal to a consumer anywhere in the world with access to the Internet.

     - CONSUMERS OF RADIO CONTENT. RadioBz(TM) will allow consumers to experience interactive radio broadcasting using a Web browser and their computer, a digital television or an analog television equipped with a cable set-top box. Because the content will be transmitted by "streaming" over the Internet, a radio listener will not be limited by the strength of the radio signal but will be able to receive the radio broadcasting content from anywhere. In addition to streaming audio, consumers will be offered streaming video clips, such as music videos, as well as interactive interviews, chat rooms and audio-on-demand.

     We expect to launch the NewsBz(TM) software application in the late summer of 2000. While we are developing NewsBz(TM) under our agreement with CTV, we expect to license NewsBz(TM) to other present and future news broadcasting clients outside of Canada. Accordingly, we are developing NewsBz(TM) as a general software application that can be customized to suit an individual broadcaster's specific needs. For example, while the basic software functionality will not vary, we will customize the user interface used by consumers to incorporate the branding, colors, features and functionality required by a particular client.

         In November 1999, we launched the first elements of the RadioBz(TM) software platform. Although our development of RadioBz(TM) is not complete, our clients CKNW and Rock 101 are using particular applications of RadioBz(TM) to manage their databases of audio content. We expect that, as with NewsBz(TM), we will customize the RadioBz(TM) application to suit the technical and promotional needs of a particular client. We also expect to market and license RadioBz(TM) to radio broadcasters worldwide.

         Additional Opportunities for Our Convergence Broadcasting Software

         We believe that NewsBz(TM) and RadioBz(TM) will be the first examples of a family of related software applications that will present us with additional revenue opportunities. Ultimately, once we have launched NewsBz(TM) and RadioBz(TM), we intend to license the software to our broadcasting and media clients and derive fees from licensing, maintenance and the development and sale of updates to the software. We also believe that our Web-based interactive broadcasting platform is not limited to news broadcasting, and we plan to create related software applications, such as SportsBz(TM), EntertainmentBz(TM) and BusinessBz(TM), for the sports,


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entertainment and finance broadcasting industries, respectively. With these applications, consumers will be able to access information, such as statistical information about a particular sports figure or franchise, in-depth coverage of a celebrity news story, or stock charts and detailed financial information relating to a particular company.

         We also intend to expand and enhance our product and service offerings to exploit new revenue opportunities, such as targeted advertising and electronic commerce, that we believe will be made possible by convergence broadcasting. By having users of NewsBz(TM) register to use the software, for instance, we intend to develop user profiles, which can be used to target advertisements to consumers based on their geographic location, buying patterns or personal choices. Similarly, we intend to offer broadcasters the possibility of engaging in electronic commerce by coupling targeted advertisements to interactive content available via NewsBz(TM). A television viewer or computer user could, for example, use a television remote control or a computer mouse to purchase merchandise, request product samples, coupons or catalogues. We also intend to continue providing strategic and technical consulting to help our clients to identify and exploit new opportunities in this area.

         Key Customers

         In June 1998, Blue Zone Entertainment Inc. signed a 2-year agreement with WIC Premium Television, a Limited Subsidiary of Western International Communications Ltd., to design, operate and maintain the WIC Premium Television Website. WPT is one of the leading cable television providers in western Canada, operating the "Super Channel", "Movie Max" and "Viewer's Choice" channels. We have already received the development fees due to us under the agreement, and we will share any revenue generated from the sale of advertising and products sold from the client's Website. While there are currently no products sold from the WPT Website, we expect to begin to receive our share of the advertising revenue generated from this Website later this year. Our agreement with WIC Premium Television will terminate on June 16, 2000, but both parties have agreed to negotiate an extension or renewal of the contract in good faith. We do not know if these negotiations will result in an extension or renewal of the contract.

         In July 1999, Blue Zone Entertainment Inc. signed a 3-year contract with CKNW/CFMI, a division of WIC RADIO Ltd., under which we will design, operate and maintain the Websites for the radio stations CKNW and Rock 101 in Vancouver, Canada and provide exclusive Website hosting and streaming media services. We have received a fee for developing the Websites, and we continue to receive promotional advertising on the client's Websites and radio station. We will also share with the client any advertising revenue generated from the Website. Our agreement with CKNW/CFMI may be terminated either by CKNW/CFMI or by us upon six months' notice. Our agreement with CKNW/CFMI contains certain exclusivity provisions. CKNW/CFMI agreed not to use any party other than us to maintain, design or host the CKNW and Rock 101 Websites. CKNW/CFMI also agreed that it would not use anyone other than us to host or stream CKNW/CFMI content online. We agreed not to engage directly or indirectly in Website design services for radio stations based in British Columbia.



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         In December 1999, Blue Zone Productions Ltd. signed an agreement with
CTV Television, Inc. to be the exclusive provider of Website development, Web hosting, and strategic consulting services to the CTV NewsNet and the CTV National News interactive properties. We are developing a customized version of our NewsBz(TM) software platform for CTV, for which we expect to receive development, licensing, and maintenance fees from CTV. We also expect to provide Website hosting services to the CTV Websites, which will include the operation and maintenance of the CTV Website and 24-hour telephone support in Toronto, Canada. In exchange for providing the Website hosting services, we will receive our labor, materials and out-of-pocket costs plus a 20% premium.

         As part of our agreement with CTV, we have provided each other with reciprocal rights of first refusal. Until December 2001, we cannot provide website production or interactive television development services relating to news broadcasting to any other Canadian television company, and CTV cannot use any other provider for website production or interactive television development services relating to news. In addition, we agreed not to offer website production or interactive television development services in any area of broadcasting to another Canadian television company until June 2000. As part of our agreement with CTV, we each also have a right of first refusal until June 2000 with regard to website production or interactive television development services relating to broadcasting content other than news. Our existing relationships with WIC Premium Television and WIC Radio were specifically excluded from these non-compete provisions.

         We have been and expect to continue to be substantially dependent on several key contracts with customers as a source of revenue. For the fiscal year ended December 31, 1999, approximately 80% of our revenues were derived from contracts with two customers. During 1999, our contract with CTV accounted for approximately 10% of our revenue, but we expect that it may account for substantially more of our revenue during the fiscal year ending December 31, 2000. Our agreement with CTV is terminable by the client at any time upon 60 days' prior written notice. If CTV terminates the agreement, it is required to pay us for all of the time, materials and expenses that we have incurred through the effective date of termination. We believe that we will continue to derive a significant portion of our revenues from a limited number of larger clients. Any cancellation, deferral or significant reduction in work performed for these principal clients or a significant number of smaller clients could have a material adverse effect on our business, financial condition and results of operations.

SALES AND MARKETING

         Our marketing efforts are dedicated to strengthening our brand name and enhancing our reputation as a creative provider of interactive Website development and strategic consulting services to broadcasting and media clients. We believe that our relationships with leading Canadian broadcasting and media companies provide us with an advantage over competitors whose brands and reputations may not be as established or whose businesses may not be as focused on the broadcasting and media industry. We receive and expect to continue to receive a substantial amount of our business through referrals from our existing customers.



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         Our marketing campaign will continue to incorporate all media, including television, radio, print and the Internet. As part of our agreements with our broadcasting clients, we receive promotion and advertisement in the form of co-branding, news releases, trade show appearances, and attendance at key management and executive meetings of our clients. We believe that one of the best means of promotion is to co-brand Blue Zone with the high-quality content of our broadcasting and media clients.

         To date, our president and chief executive officer have taken primary responsibility for our marketing and sales. Because of the historically high demand for our services, we have not needed a formal marketing or sales force. As our business opportunities expand, however, we are developing a sales and marketing force to generate new business leads and to pursue contracts with prospective clients.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

         Our ability to compete is dependent, in part, upon our internally developed, proprietary intellectual property. We seek to protect our intellectual property through a combination of license agreements and trademark, service mark, copyright and trade secret laws. We are currently pursuing protection of our trademarks in the United States and internationally. We generally enter into non-competition/non-disclosure agreements with our employees and clients and use our best efforts to limit access to and distribution of proprietary information licensed from third parties. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without our authorization, or to develop similar products or technology independently through reverse engineering or other means. Policing unauthorized use of our products is difficult. The steps that we take to prevent misappropriation of our intellectual property and proprietary technology may not be successful.

COMPETITIVE CONSIDERATIONS

         We compete in the information technology services market, which is a relatively new and intensely competitive market. There are many firms that provide Website development, hosting and maintenance services as well as strategic consulting services. There are also an increasing number of firms working in the emerging industry of convergence broadcasting. We anticipate that competition will increase as existing broadcasting and media companies continue to migrate their businesses to the Internet and as Internet competitors expand their businesses and market reach.

         Many of our existing and potential competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we do. As a result of their greater resources, our competitors may be in a position to respond more quickly to new or emerging technologies and changes in customer requirements and to develop and promote their products and services more effectively than we do.

         There are relatively low barriers to entry into the information technology services market.

As a result, new market entrants pose a threat to our business. We do not own any patents nor have we filed any patent applications that might preclude or inhibit potential competitors from entering our markets. Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could have a material adverse effect on our business, results of operations and financial condition.

RESEARCH AND DEVELOPMENT

         We expended $65,158 for research and development expenditures for the fiscal year ended December 31, 1999. We expect to significantly increase our research and development expenditures for the fiscal year ending December 31, 2000. These expenditures are contingent upon our ability to raise additional financing. If we are not able to raise sufficient additional financing, we may not be able to complete all of our proposed research and development activities, which could adversely affect the development of our business. Our research and development expenses will include further development of our NewsBz(TM) and RadioBz(TM) software applications, the creation and development of MediaBz(TM) applications for other broadcasting areas, and expenses associated with building and equipping a multimedia interactive television studio at our facility in Vancouver.

GOVERNMENTAL REGULATION

         We operate in an environment of tremendous uncertainty as to potential government regulation of the Internet. We believe that our business is not currently subject to direct regulation other than regulations applicable to businesses generally. However, the Internet is evolving rapidly, and governmental agencies have not yet been able to adapt all existing regulations to the Internet environment.

         Although Canada does not presently have laws regulating the Internet, the Canadian Radio-television and Telecommunications Commission is considering legislation that would regulate certain aspects of the Internet, including on-line content, copyright infringement, user privacy, taxation, access charges, liability for third-party activities, jurisdiction and the protection of Canadian culture. Laws and regulations may be introduced and court decisions reached that affect the Internet or other online services, covering issues such as user pricing, user privacy, freedom of expression, access charges, content and quality of products and services, advertising, intellectual property rights and information security.

         The United States Congress has recently passed legislation that regulates certain aspects of the Internet, including on-line content, copyright infringement, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations also are considering other legislative and regulatory proposals that would regulate the Internet. Laws and regulations may be introduced and court decisions reached that affect the Internet or other online services, covering issues such as user pricing, user privacy, freedom of expression, access charges, content and quality of products and services, advertising, intellectual property rights and information security.

         We or our customers may also become subject to legislation or regulation in the broadcasting industry and the cable television industry. Broadcasting industries are regulated in the United States by the FCC, some states and substantially all local governments. Congress has passed legislation that regulates the broadcasting industry including programming access and exclusivity arrangements, consumer protection, technical standards and privacy of customer information. Various legislative and regulatory proposals under consideration from time to time by Congress and various federal agencies may in the future materially affect the broadcasting and cable television industries. Since we market and expect to continue to market our products and services to companies in the broadcasting and cable television industries, increased regulation in these areas could have a material adverse effect on our business, results of operations and financial condition.

         We cannot predict what new laws will be enacted or how courts will interpret both existing and new laws. As a result, we are uncertain as to how new laws or the application of existing laws may affect our business. In addition, our business may be indirectly affected by our clients who may be subject to such legislation. Increased regulation of the Internet or the broadcasting industry may decrease the growth in the use of the Internet or hamper the development of convergence broadcasting, which could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

         All of our revenue for fiscal year ended December 31, 1999 was derived exclusively from customers in Canada.

EMPLOYEES

         As of February 1, 2000, we employed 29 persons on a full-time basis, excluding temporary personnel, consultants and independent contractors. None of our employees is represented by a labor union, and we believe that our relationship with our employees is good.

         We believe that our future success will depend to a significant extent upon our ability to attract, train and retain highly skilled technical, creative, management, sales, and marketing personnel. Competition for such personnel in the industry is intense, and we cannot be certain that we will be successful in attracting, motivating or retaining such personnel. Our inability to attract, motivate or retain our employees could have a material adverse effect on our business, financial condition and results of operations.

         We are substantially dependent upon the continued services and performance of our senior management, including our chief executive officer, Bruce Warren, and our president, Jamie Ollivier, each of whom co-founded our business. Our agreement with CTV Television, Inc. terminates automatically if our chief executive officer and president are no longer our principals or employees. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, financial condition and results of operations.

         See the description of "Executive Compensation" in Item 6 for the terms of our Employment Agreements with Bruce Warren, our Chief Executive Officer, Jamie Ollivier, our President, and Catherine Warren, our Chief Operating Officer.

ITEM 2. FINANCIAL INFORMATION.


                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data presented below for each of the three years ended December 31, 1997, 1998 and 1999, have been derived from our audited financial statements. When you read this financial data, it is important that you also read the historical financial statements and related notes included at the end of this registration statement, as well as the section of this registration statement related to "Management's Discussion and Analysis of Financial Condition and Results of Operations." These historical results are not necessarily indicative of future results.

                                                                          Year Ended
                                                      ------------------------------------------------------
                                                                         December 31,
                                                      ------------------------------------------------------
                                                          1997              1998               1999
                                                      ------------------------------------------------------
INCOME STATEMENT DATA:
Revenues..................................                   342,120            774,830            883,137
Cost of revenues..........................                    51,759            144,419            370,803
Gross profit..............................                   290,361            630,411            512,334
Loss from operations......................                    14,623             32,888          1,422,331
Net loss..................................                    17,054             28,457          1,422,331
Basic and diluted net loss per share......                       .00                .00               0.09

BALANCE SHEET DATA:
Cash and cash equivalents.................                                          891          4,097,869
Total assets..............................                                       41,906          4,784,850
Working capital (deficit).................                                      (51,265)         3,763,577
Total liabilities.........................                                       52,714            595,677
Total stockholders' equity................                                      (10,808)         4,189,173

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITIONS AND RESULTS OF OPERATION

         The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. The following discussion should be read in conjunction with our audited Consolidated Financial Statements and related Notes thereto and the Special Note regarding forward-looking statements included elsewhere in this registration statement.



OVERVIEW

         We generate revenue from software licensing, interactive television content enhancements, creative production and maintenance services related to website development and interactive television broadcasting and from consulting services related to Internet strategies. Our business has historically been focused on providing website design and content services to a range of British Columbia-based media and broadcasting companies, as well as fulfilling the interactive needs of a group of clients on a project basis.

         We have developed proprietary technology and knowledge from working closely with broadcasting companies. Our experience with live news delivery, including the large variety of filming, graphics and editing equipment for audio and video production and specific communication standards that exist inside a newsroom between equipment or employees, has provided us with opportunities to develop software to service the unique needs of the broadcast community.

         Bruce Warren and Jamie Ollivier, our Chief Executive Officer and President, respectively, have worked in the broadcast field for ten years, during which time we acquired valuable insights into the technology requirements of traditional television and radio broadcast companies to access the world wide web, set-top-boxes, and other interactive devices. In 1997, we began development of a proprietary product, now trademarked as the MediaBz(TM) suite of products, to facilitate convergence of television, radio, and print media organizations to the interactive environment.

         In the latter half of 1999, we contracted with CTV, Canada's largest private TV network, to develop, plan, and design CTV's interactive website, to be focused around the MediaBz(TM) product. We have also been retained as an ongoing consultant to CTV.

         We have incurred losses in the last three years, and as of December 31, 1999, had an accumulated deficit of $1.45 million. The net loss in fiscal 1999 was $1.4 million because we began implementing our business plan built on the marketing of the MediaBz(TM) product line to a broad range of television and radio media companies. To this end, general and administrative expenses have been increased to support this effort. We have leased new office space, and our capital budget has been increased to provide some of our enlarged infrastructure needs.

         Revenues have been recorded as the services are rendered to our clients. For long-term development projects, such as the fulfillment of the CTV contract, revenue is recognized on a percentage of completion basis. Payments under the CTV contract are received based on the achievement of specifically identifiable milestones. The deferred revenue of $180,000 item on our balance sheet represents payment received from CTV that does not meet the revenue recognition criteria.

         A significant proportion of our revenue for the past three years has been in the form of an exchange agreement with BCTV. This revenue has been recorded as gross, with the offset to Selling and Marketing expense.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain items from the our consolidated statement of income, expressed as a percentage of sales.

                                                                          Year Ended
                                                        --------------------------------------------------
                                                                         December 31,
                                                        --------------------------------------------------
                                                            1997            1998                 1999
                                                        ------------  -------------------    -------------
                                                                          (audited)
INCOME STATEMENT DATA
Revenues..................................                      100%               100%               100%
Cost of revenues..........................                     15.1%              18.6%              42.0%
Gross profit..............................                     84.9%              81.4%              58.0%

Operating Expenses:
General and Administrative................                     18.1%              16.4%             138.9%
Selling and Marketing.....................                     66.1%              65.4%               69.1
Depreciation..............................                       5.0                3.9              11.1%
                                                    -------------------------------------------------------
                                                               89.2%              85.7%             219.1%
Loss before income taxes..................                    (4.3)%             (4.3)%           (161.1)%
                                                    -------------------------------------------------------
Income tax expense (recovery).............                      0.7%             (0.6)%                 0%
                                                    -------------------------------------------------------
Net loss..................................                    (5.0)%             (3.7)%           (161.1)%
                                                    -------------------------------------------------------


REVENUE

         Our revenue increased 14% in 1999 to $883,000 from $775,000 in 1998 and from $342,000 in 1997. The first payments recorded from the CTV contract, including consulting fees, accounted for all of the increased revenue. More than 60% of the 1999 revenue was contributed by BCTV, as we completed a three-year website evolution project. This BCTV contract payment consisted almost entirely of exchange income. We exchange our services for airtime rather than receiving a cash payment. In return for services, we received television airtime with a commercial value of $504,000. We then recorded this as a selling and marketing expense. We used this airtime to enhance our name recognition because we believe it to be valuable in marketing our products to current and other potential clients. A similar arrangement with BCTV was in effect in 1998 and 1997 and we recorded expense charges of $505,000 and $225,000, respectively, to selling and marketing.

         We received revenues from Lotus (an IBM company) for recurring work in the amount of $38,000 in 1999, compared with $43,000 in 1998 and nothing in 1997; and from Electronic Arts Canada, $13,000 in each of the past two years. The balance of the revenue was derived from individual projects, generally of a non-recurring nature.

         Major account revenue, including BC Tel, Lotus, Electronic Arts Canada, and the WIC Group, in 1998 was $132,000, compared with only $15,000 in 1997.
The balance of revenue in both years was from project work of a non-recurring nature from more than a dozen customers. All of our revenues were derived from Canadian based customers and paid in Canadian currency.

GROSS PROFIT

         Cost of revenues include labor, materials and overhead expenses incurred in the delivery of software and services. Prior to our reorganization in late 1999, the bulk of the technical workforce was retained on short-term contracts. Our Chief Executive Officer, Bruce Warren and our President, Jamie Ollivier, contributed much of the detailed design and code writing for software.

         The 1999 margins were unfavorably impacted by the recruitment and retention fees associated with replacing a contract workforce with full-time employees. The higher gross margins realized in 1998 and 1997 were primarily attributable to the contribution without remuneration by our CEO and President.

         We expect our gross profit to fluctuate based on our product mix, geographic mix, product and patent licenses, and the uncertain costs associated with hiring competent technical, creative and management personnel. There can be no assurance that we will be able to improve our gross margins.

GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses increased from $127,000 in 1998 to $1,227,000 in 1999 and from $62,000 in 1997. The 1999 level of expenses was 139% of revenue, 16% in 1998 and 18% in 1997. Our increase in general and administrative expenses was primarily the result of the implementation of our new business plan, which focused on marketing the MediaBz(TM) suite of products, and has resulted in a build-up of full-time personnel, in place of a contract workforce in 1997 and 1998. Personnel and related costs rose $75,000 in 1999 from $39,000 1998 and $19,000 in 1997.

         We moved to new Vancouver headquarters in late 1999. Occupancy and related costs increased $62,000 to $98,000 in 1999.

         Accounting, legal, and investor relation fees rose by $376,000 from $31,000 in 1998 compared to $407,000 in 1999. Much of this increase was attributable to our reorganization in October 1999, as well as the legal support enlisted in the execution of the CTV contract. Professional fees, of $33,000 relating to the share issuance were charged against the shareholders' equity account.

         We incurred substantial travel and entertainment costs in the months leading up to the completion of our private placement in October 1999. This spending was $287,000 in 1999 compared with $4,000 in 1998 and $8,000 in 1997.

         We have reserved 4.5 million shares of common stock for issuance under a stock option plan. The plan is an essential tool to attract and retain the qualified personnel needed to implement our business strategy. Our plan provides for the granting of stock options to directors, officers, eligible employees and contractors. At December 31, 1999, we have granted 1.995 million options. While no options were exercised in 1999, we incurred a non-cash charge to the 1999 income statement of $297,000.

         General and administrative expenses are expected to continue to grow in the future as additional personnel are hired and new offices are opened in the United States and overseas.

         General and administrative expenses in 1998 were $127,000 representing an increase of $65,000 from 1997. Occupancy costs were $15,000 higher; accounting and legal fees increased $24,000, and personnel costs increased $20,000 from 1997 to 1998.

         We recorded $26,000 in interest income in 1999 (none in 1998 or 1997) as the proceeds of the share issuance were invested in high quality debt securities.

RESEARCH AND DEVELOPMENT

         Based on the anticipated success of the MediaBz(TM) suite of software products and based on our ability to raise additional funds we expect to invest large amounts of money in research and development. These funds will be used to improve the existing MediaBz(TM) products and to provide features and options requested by broadcasters and other clients. The amounts invested in research and development for 1997, 1998 and 1999 were $6,675, $25,273 and $65,158, respectively. Most of our research and development prior to becoming a public company came in the form of time invested by our President, Jamie Ollivier and Chief Executive Officer, Bruce Warren. This was time for which little or no remuneration was received. We cannot guarantee that expenditures in research and development will ensure our success or lead to innovations that are not available to our competition.

SALES AND MARKETING

         We recorded an expense of $610,000 in 1999 compared with $506,000 in 1998 and $226,000 in 1997. The offset to the revenue received from BCTV and other clients in 1999 was $13,000. The balance of the 1999 expense of $96,000 was expended primarily for preparation of promotional and marketing material. All of the 1998 expense was related to the exchange transactions with BCTV, as was all of the $226,000 recorded in 1997.

DEPRECIATION

         Depreciation has been provided on the declining balance basis using a 30% rate for all capital asset categories. The 1999 expense increased to $98,000 from $30,000 in 1998 and from $17,000 in 1997 because we expended $483,000 on capital assets and leasehold improvements in 1999. Almost $200,000 was related to the occupation of the new Vancouver head office and the Toronto office servicing the CTV contract.

         Capital additions in 1998 were $45,000 compared with $12,000 in 1997 and the depreciation charge was $30,000 and $17,000 for 1998 and 1997, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         Prior to our reorganization in October 1999, we had very limited access to capital, and we depended entirely on our principal stockholder and current Chairman Michael Warren for direct financing or as guarantor of a line of credit from recognized financial institutions.

         As a result of the $5.25 million private placement in October 1999, we had working capital of $3.76 million as of December 31, 1999. This compared to a cash position of less than $1,000 at the end of fiscal 1998 and $12,375 in 1997.

         During fiscal 1999, we used $788,000 in our operating activities. The negative impact on cash from our net loss of $1.4 million was mitigated by a total of $395,000 of non-cash charges relating to stock options and depreciation and amortization.

         We invested $482,000 in equipment and leaseholds, the latter in connection with the move to a new Vancouver head office, and the opening of a Toronto office to service the CTV contract.

         We believe we have sufficient liquidity on hand to finance our operations through to the end of fiscal 2000, however we are heavily dependent on the CTV contract. Should CTV cancel our agreement we do not have other existing clients to support our Toronto office. We do not have in place any lines of credit. Our future capital requirements will, however, depend on a number of factors, including costs associated with product development efforts, the success of the commercial introduction of our products and the possible acquisition of complementary business, products and technologies. To the extent additional capital is required, we may sell additional equity, debt or convertible securities or establish credit facilities. We cannot assure you that additional capital will be available when we need it on terms that we consider acceptable.

INCOME TAXES

         No taxes are payable in 1999, as a result of the operating loss recorded. Based on a number of factors, including the lack of a history of profits, management believes there is sufficient uncertainty regarding the realization of deferred tax assets, and has not booked an income tax benefit. The 1999 loss can be carried forward for seven years.

         In 1998, we recovered $4,000 of income tax, as the loss recorded for fiscal 1998 was carried back to earlier profitable years. In 1997, despite recording a book loss before tax, we had taxable income and recorded a provision of $2,000.

COST OF YEAR 2000 COMPLIANCE

         Many currently installed computer systems and software products were coded to accept only two-digit entries in date code fields. Both before and after the year 2000, these date code fields will need to accept four-digit entries to enable the computer systems and software products to distinguish twenty-first century dates from twentieth century dates. Any of our computer programs or hardware that have date-sensitive software or embedded computer chips which have not been upgraded to be compliant with the requirements of the year 2000 changeover may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to properly process transactions internally or in conjunction with external computer systems on which we depend to provide our customers with our product and services. Although we have not suffered from any of these types of events to date, we may do so in the future.

OUR GENERAL READINESS

         The year 2000 requirements affect the computers, software and other equipment that we use, operate or maintain for our operations. Substantially all of our software was developed after awareness of these issues became wide spread in the software industry, such that our software was designed with reference to preventing year 2000 related difficulties from arising. Nonetheless, we have adopted an internal policy to ensure that our product remains year 2000 compliant. To the best of our knowledge, none of our internal systems or equipment which are necessary for the conduct of our business has any defects, errors or deficiencies relating to the year 2000 which are not capable of being remedied.

COST OF OUR YEAR 2000 EFFORTS

         We have incurred no direct expenses since our inception in connection with this process, and do not expect to incur any significant additional expenditures in this regard.

MOST LIKELY CONSEQUENCES OF YEAR 2000 PROBLEMS

         We believe that it is not possible to determine with complete certainty that all year 2000 related problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are numerous. We believe that there exists the potential for a significant number of operational inconveniences and inefficiencies, and possible disputes and claims related to products or services used or provided by us.

CONTINGENCY PLANS

         We have taken measures to ensure that our internal systems and equipment are year 2000 compliant for both hardware and software. All of our operating systems on all critical servers have been upgraded, and all individual computers and tools have been verified as year 2000 compliant. We perform a daily back-up of all critical information. In the event of a failure, we estimate that the information technology infrastructure necessary to run our internal business operations could be restored.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         As of December 31, 1999, we had not entered into or acquired financial instruments that have material market risk. We have no financial instruments for trading or other purposes or derivative or other financial instruments with off balance sheet risk. All financial assets and liabilities are due within the next twelve months and are classified as current assets or liabilities in the consolidated balance sheet provided in response to Item 13. The fair value of all financial instruments at December 31, 1999 is not materially different from their carrying value.

         We regularly invest funds in excess of our immediate needs in guaranteed investment certificates issued by major Canadian banks. The fair value of these instruments, which generally have a term to maturity of 90 days or less, does not differ significantly from their face value.

         To December 31, 1999, substantially all revenues and the majority of cash costs have been realized or incurred in Canadian dollars. To date we have not entered into foreign currency contracts to hedge against foreign currency risks between the Canadian dollar or other foreign currencies and our reporting currency, the United States dollar. Generally, however, we attempt to manage our risk of exchange rate fluctuations by maintaining sufficient net assets in Canadian dollars to retire our liabilities as they come due.

ITEM 3.  PROPERTIES.

         Through our Blue Zone Entertainment Inc. subsidiary, we entered into a five year lease, commencing on October 1, 1999, that houses our corporate headquarters in approximately 6,110 square feet located at 329 Railway Street, 5th Floor, Vancouver, British Columbia, Canada V6A 1A4. Blue Zone Productions Ltd. guaranteed the lease. Our monthly rent over the term of the lease is $4,277.

         Through our Blue Zone Entertainment Inc. subsidiary, we entered into a five year lease, commencing on November 1, 1999, for approximately 3,006 square feet of office space at 488 Wellington Street, Suite 202, Toronto, Ontario, Canada M5V 1E3. Our monthly rent over the term of the lease is $3,070.

         We believe that our existing facilities are adequate for our needs through the end of 2000. Should we require additional space at that time, or prior thereto, we believe that we could secure such space on commercially reasonable terms and without undue operational disruption.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of March 1, 2000 by:

     - each person known by us to beneficially own 5% or more of our outstanding common stock;

     -   each of our directors and executive officers; and

     -   each executive officer named in the summary compensation table.

     In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or direct the disposition of such security.
In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 1, 2000 are deemed outstanding. Percentage of beneficial ownership is based upon 21,538,100 shares of common stock outstanding at March 1, 2000. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Blue Zone, Inc., 329 Railway Street, 5th Floor, Vancouver, British Columbia, V6A 1A4.


                                                                Number of Shares                 Percent
Officers and Directors                                         Beneficially Owned            Beneficially Owned
----------------------                                         ------------------            ------------------
Bruce Warren........................................              1,000,000(1)                   4.44%

Jamie Ollivier.........,,...........................              1,000,000(1)                   4.44%

F. Michael P. Warren................................             12,150,100(2)                  56.02%
P.O. Box 772
The Valley
Anguilla, B.W.I.

Tryon M. Williams ..................................                150,000(3)                    (4)
3711 Pugent Drive
Vancouver, BC
Canada, V6L 2T8

David A. Thomas.....................................                150,000(3)                    (4)
Suite 412
1 Stafford Road
Nepean, ON
Canada, K2H 1B9

Jay Shecter.........................................                        0                      0
1235 North Wetherly Drive
Los Angeles, CA 90069

All directors and executive officers                             14,650,100(5)                  60.57%
as a group (7 persons):

Five Percent Stockholders
-------------------------
Savoy Holdings Limited .............................              1,574,944(6)                   7.14%
Mansion House-- Suite 2B
143 Main Street
Gibraltar

Doug McLeod  .......................................              1,125,000                      5.22%
688-6 Ishikawa
Fujisawa City
Kanagawa, Japan
252 0815

---------------

(1) Represents options to purchase 500,000 shares of our common stock at $5.00 per share until November 10, 2009 and options to purchase 500,000 shares of our common stock at $7.44 per share until November 10, 2009.
(2) Includes options to purchase 150,000 shares of our common stock at $5.00 per share until November 10, 2009.
(3) Represents options to purchase 150,000 shares of our common stock at $5.00 per share until November 10, 2009.
(4)      Represents less than one percent.
(5) Includes a total of 12,000,100 shares and 2,450,000 options referred to in notes (1), (2) and (3) and a total of 200,000 options held by Catherine Warren, our Chief Operating Officer, to purchase 100,000 shares of our common stock at $5.00 per share until November 10, 2009 and to purchase 100,000 shares of our common stock at $7.44 per share until November 10, 2009.

(6) Includes stock purchase warrants to purchase 524,981 shares of the Company's common stock at a price of $5.63 per share if the warrant is exercised before October 1, 2000 and at a price of $6.75 per share if the warrant is exercised after October 1, 2000 but before the warrants expire on October 1, 2001.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

                                   MANAGEMENT

Our directors and executive officers are as follows:


Name                                Age     Position
----                                ---     --------

F. Michael P. Warren                 64     Chairman of the Board of Directors

Bruce Warren                         34     Chief Executive Officer and Director

Jamie Ollivier                       36     President and Director

Catherine Warren                     37     Chief Operating Officer

Tryon Williams                       59     Director

David Thomas                         53     Director

Jay Shecter                          56     Treasurer and Director

---------------------------------




FAMILY RELATIONSHIPS

         Our chief executive officer, Bruce Warren, and our chief operating officer, Catherine Warren, are the son and daughter, respectively, of our Chairman, F. Michael P. Warren. Otherwise, no family relationship exists between or among any of our directors, executive officers or significant employees or any person contemplated to become a director, executive officer or significant employee.

BUSINESS EXPERIENCE

F. MICHAEL P. WARREN, Q.C. has been our Chairman since October 8, 1999. Mr. Warren is the founder and chairman of Warren Capital Ltd., a venture capital fund with holdings in a broad range of industrial and technological companies, and has served as its chairman since March 1998. From January 1991 to March 1998, Mr. Warren was chairman of International Murex Technologies Corporation, a medical diagnostics company, which was sold to Abbott Laboratories in March 1998. Prior to January 1991, Mr. Warren was a partner of the law firm of Owen, Bird, Barristers & Solicitors, in Vancouver, BC.

BRUCE WARREN has been our Chief Executive Officer and a Director since October 8, 1999. Mr. Warren is a co-founder of Blue Zone Productions Ltd. and has served as its President since 1992. Mr. Warren created and programmed the MediaBz(TM) prototype and, along with our President

Jamie Ollivier, is primarily responsible for negotiating our agreements with our broadcasting and media clients.

JAMIE OLLIVIER has been our President and a Director since October 8, 1999. Mr. Ollivier is a co-founder of Blue Zone Productions Ltd. and has served as its creative director from 1994 to the present. From January 1991 to January 1993, Mr. Ollivier was secretary of Balancetech, Inc., a software development firm, which he also co-founded.

CATHERINE WARREN has been our Chief Operating Officer since October 8, 1999 and was the chief operating officer for Blue Zone Productions Ltd. from May 1999 until October 1999. From June 1996 to February 1999, Ms. Warren was the director of education and community programming at the Vancouver Aquarium, where her responsibilities included strategic business development for new media. From November 1992 to June 1996, Ms. Warren was executive director and publisher for the Association for the Promotion and Advancement of Science Education, a multimedia and educational program development organization.

TRYON M. WILLIAMS has served as one of our Directors since October 8, 1999. Since 1984, Mr. Williams has served as a principal of Tarpen Research Corporation, a private consulting firm, and since 1993, he has been an Adjunct Professor, Faculty of Commerce and Business Administration at the University of British Columbia. From 1988 to 1991, he was President and chief executive officer of Distinctive Software, Inc. in Vancouver, BC, and, upon the acquisition of that company by Electronic Arts Inc., North America's largest developer of entertainment software, he became President and chief executive officer of Electronic Arts (Canada) Inc., where he continued until 1993. Since 1993, Mr. Williams has also been a Managing Partner in the CEG, AVC, and PEG Partnerships, created to invest in entertainment software worldwide. Mr. Williams is a director of American Softworks Corporation, York Medical, Inc., and several other private corporations.

DAVID THOMAS has served as one of our Directors since October 8, 1999. In
1997, Mr. Thomas founded Bedarra Corporation, a privately-held management and technology consulting company, and has served as its President since 1998. From 1991 to 1998, Mr. Thomas was President and chief executive officer of Object Technology International, a technology company, which he also founded. Mr. Thomas was a professor of engineering at Carleton University from 1983 to 1991.

JAY SHECTER has served as our Treasurer and one of our Directors since January 1, 2000. From March 1997 to December 1999, Mr. Shecter was a vice president in charge of strategic sourcing for the Universal Studios subsidiary of The Seagram Company Ltd. From July 1992 to February 1997, Mr. Shecter was a senior vice president and chief financial officer for Chivas Brothers Ltd., that company's Global Whisky Group.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors or executive officers has been involved in any legal proceedings during the past five years that are material to an evaluation of their ability or integrity as a director or executive officer.

BOARD OF DIRECTORS

         We currently have six directors. All directors currently hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Our officers are elected annually by the Board of Directors and hold office until their successors are elected and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

         In December 1999, the Board of Directors designated an Audit Committee, a Compensation Committee, and a Finance Committee. The basic functions of these committees are summarized below.

         AUDIT COMMITTEE. The Audit Committee, which currently consists of Messrs. Shecter, B. Warren and M. Warren, recommends the appointment of our independent public accountants, reviews and approves the scope of our annual audit, and reviews the results thereof with our independent accountants. The Audit Committee also assists the Board of Directors in fulfilling its fiduciary responsibilities relating to accounting and reporting policies, practices and procedures, and reviews the continuing effectiveness of our business ethics and conflicts of interest policies.

         COMPENSATION COMMITTEE. The Compensation Committee, which currently consists of Messrs. Shecter, Williams and M. Warren recommends to the Board of Directors the salaries, bonuses and stock awards received by our executive officers. The Compensation Committee is also responsible for administering our 1999 Stock Option Plan. The Compensation Committee determines the recipients of awards, sets the exercise price and number of shares granted, and determines the terms, provisions and conditions of rights granted.

         FINANCE COMMITTEE. The Finance Committee, which consists of Messrs. Shecter, M. Warren and B. Warren, reviews and approves our annual operating budget, capital budget and our financing plans. The Finance Committee will oversee the implementation of personnel and systems to manage the financial reporting needs of our business. The Finance Committee will also oversee our credit facilities, insurance coverage, investments, and commercial and investment banking relationships.

ITEM 6.  EXECUTIVE COMPENSATION.

The table below summarizes information for the fiscal year ended December 31, 1999, concerning the total compensation paid to our chief executive officer. None of our other executive officers were paid compensation in excess of $100,000 during the fiscal year ended December 31, 1999. The table only relates to compensation paid by Blue Zone Productions Ltd. after we acquired it on October 8, 1999.

                           SUMMARY COMPENSATION TABLE

                                      COMPENSATION AWARD         LONG TERM-COMPENSATION

                                                                       SECURITIES
                                                                       UNDERLYING
              NAME                          SALARY                    OPTIONS (#)               OTHER COMPENSATION
              ----                          ------                    -----------               ------------------
Bruce Warren ..............              $ 40,000 (1)                   500,000                         -0-


 (1) Bruce Warren was paid $40,000 in compensation for the last four months of 1999, which corresponds to $120,000 on an annualized basis.

         OPTION GRANTS IN THE FISCAL YEAR ENDED DECEMBER 31, 1999

         The following table sets forth all stock options granted to our chief executive officer during the fiscal year ended December 31, 1999. The options were granted pursuant to our 1999 Stock Option Plan. In accordance with the rules of the Securities and Exchange Commission, also shown is the potential realizable value over the term of the option, the period from the grant date to the expiration date, giving effect to an assumed price of $4.50 per share (the fair market value on the date of grant) and based on an assumed rate of stock appreciation of 5% and 10%, compounded annually. These rates are mandated by the Securities and Exchange Commission and do not represent our estimate of our future common stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. In the fiscal year ended December 31, 1999, we granted options to acquire up to an aggregate of 1,955,000 shares of common stock to employees, consultants and directors.

                                                                                                   POTENTIAL REALIZABLE VALUE AT
                                                                                                      ASSUMED ANNUAL RATES OF
                                                                                                   STOCK PRICE APPRECIATION FOR
                                                       INDIVIDUAL GRANTS                                 THE OPTION PERIOD
                            --------------------------------------------------------------------  -------------------------------
                              NUMBER OF     PERCENT OF TOTAL
                              SECURITIES     OPTIONS GRANTED   EXERCISE OR
                              UNDERLYING     TO EMPLOYEES IN   BASE PRICE
NAME                        OPTIONS GRANTED    FISCAL YEAR      PER SHARE   EXPIRATION DATE              5%            10%
-----                       ---------------    -----------      ---------   ---------------              --            ---
Bruce Warren                    500,000           28.0%           $5.00        11/9/2009             1,165,012      3,335,920



1999 STOCK OPTION PLAN

         Our 1999 Stock Option Plan was adopted by the Board of Directors in November, 1999. The purpose of our Plan is to attract and retain the best available personnel, to provide an additional incentive to our employees, directors and consultants and to promote the success of our business. Our Plan provides for the issuance to our employees, directors and eligible advisors and consultants shares of common stock pursuant to the grant of non-qualified stock options. We may also issue incentive stock options within the meaning of
Section 422 of the Internal Revenue Code to our employees. At our next annual meeting, we intend to submit the Plan to our stockholders for approval. If the Plan is not approved by our stockholders, we will still be able to issue non-qualified options but not incentive options.

         A total of 4,500,000 shares of our common stock has been reserved for issuance under our 1999 Stock Option Plan. The Plan is administered by the Compensation Committee of our Board of Directors that currently consists of Messrs. Shecter, Williams and M. Warren. Subject to the provisions of the Plan, the Compensation Committee has the authority to determine to whom stock options are granted and the terms of any such grant, including the number of shares subject to, the exercise price and vesting provisions of, the award.

         Incentive stock options granted under the Plan have a maximum term of 10 years, or five years in the case of incentive stock options granted to an employee who owns common shares having more than 10% of the voting power of our company. The exercise price of incentive stock options will be no less than the fair market value of our common stock on the date of the grant, or 110% of the fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the voting power of our company. Non-qualified stock options granted under the Plan have a term set forth in the Option Award Agreement and an exercise price of no less than 85% of fair market value of our common shares on the date of the grant, unless otherwise determined by the Administrator.

         Payment for the exercise of an option may be made by cash, check delivery of a promissory note by the grantee, surrender of shares owned by the grantee, or through a broker-dealer sale and remittance procedure.

DIRECTOR COMPENSATION

         Directors currently do not receive any cash compensation from us for their services as members of the Board of Directors, although members are reimbursed for expenses in connection with attendance at Board of Directors, committee meetings, and specific Blue Zone business meetings. Directors are eligible to participate in our 1999 Stock Option Plan. Option grants to directors are at our discretion, and we have no specific plans regarding amounts to be granted to our directors in the future.

OPTION GRANTS TO DIRECTORS AND OFFICERS

         On December 29, 1999, we entered into an agreement with Jay Shecter when Mr. Shecter joined our Board of Directors. The agreement provides that Mr. Shecter will provide financial advisory services to us in consideration for being granted an option to acquire 150,000 shares of our common stock at an exercise price of $5.00 per share. We have not yet granted these options.

         For the year ended December 31, 1999, we have granted a total of 1,550,000 options to our executive officers and directors. We granted options to each of F. Michael P. Warren, our chairman, David Thomas, a director, and Tryon Williams, a director, to purchase 150,000 shares of common stock. The options have an exercise price of $5.00 per share and expire on November 10, 2009. We have also granted options to Bruce Warren, our chief executive officer, Jamie Ollivier, our president and Catherine Warren, our chief operating officer, to purchase 500,000, 500,000 and 150,000 shares of our common stock, respectively. The options granted to our executive officers have an exercise price of $5.00 and terminate on November 10, 2009.

         On January 21, 2000, we granted 500,000 options to both Bruce Warren and Jamie Ollivier and 100,000 options to Catherine Warren. These options are exercisable at $7.44 per share until November 10, 2009.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

         As of January 1, 2000, our Blue Zone Entertainment Inc. subsidiary entered into employment agreements with Bruce Warren, to serve as our Chief Executive Officer, Jamie Ollivier, to serve as our President, and Catherine Warren to serve as our Chief Operating Officer. The agreements provide for annual salaries of not less than $120,000, $120,000, and $100,000 for Bruce Warren, Jamie Ollivier and Catherine Warren, respectively. The annual salaries may be increased by our Compensation Committee upon review of the executive's performance for the preceding year. Under the agreements, the executives are entitled to receive incentive compensation based upon the achievement of performance goals to be established jointly by the executive and the Compensation Committee. If the executive achieves the performance goals, the executive will receive a bonus equal to 50% of the executive's annual salary. If the executive exceeds the performance goals by an amount agreed upon by the executive and the Compensation Committee, then the executive may receive a bonus of up to an additional 100% of the executive's annual salary, for a total bonus of 150% of the executive's salary.

         The employment agreements do not specify a term of employment. However, the executive's employment with us may be terminated if (a) the executive is convicted of a felony or any other criminal offense which has a material adverse effect on us or the executive's ability to carry out his duties of employment; (b) the executive willfully commits acts materially detrimental to our business or reputation; (c) there is any material breach of any of the executive's covenants or fiduciary duties as specified in the employment agreement which is not capable of being cured by the executive or, if capable of being cured, which is not cured by the executive within 15 days following written notice thereof from our Board of Directors; or (d) the executive knowingly fails to follow specific directives of our Board of Directors consistent with his duties.

         The executive's employment with us may be terminated if the executive suffers a physical or mental condition, other than pregnancy, which results in the executive's absence from his employment duties for a period of ninety (90) or more consecutive days. If the employment of any of the executives is terminated under such circumstances, the executive shall be entitled to 180 days of severance pay at full salary from the date the executive is deemed to have such disability less any amounts received by the executive from disability insurance. Alternatively, the executive's employment with us may be terminated upon the death of the executive. If the employment of any of the executives is terminated by reason of death, the Company shall pay the balance of the monies due under the agreement to the estate or beneficiaries of the decreased executive.

         An executive's employment may also be terminated at the sole discretion of the Board of Directors. In such circumstances, however, we are required to pay the executive two years of severance pay at full salary plus one year of any incentive or bonus compensation required to be paid to the executive and, in such an event, the executive is not required to mitigate damages.

         The employment agreements with Bruce Warren and Jamie Ollivier provide that each of them shall be nominated for election to our Board of Directors. In addition, we agreed that, while employed with us, Mr. Warren and Mr. Ollivier would each serve as members of the Executive Committee of our Board of Directors, when and if established, along with the Chairman of the Board.

         Under the agreements, the executives are entitled to receive certain additional benefits. The executives may participate in our present and future stock option, benefit and deferred compensation plans. In addition, we are required to reimburse the executives for their club and professional society membership dues and monthly charges, the costs of their financial, tax and estate planning, and an automobile allowance. Under the employment agreements, we are also required to reimburse each executive for: (i) travel, meals and lodging expenses incurred when the executive's spouse travels with the executive on business for more than 15 days; (ii) childcare expenses incurred for the executive's pre-school children when the executive's nanny or babysitter accompanies the executive on business travel; or (iii) expenses incurred for home-based childcare for the executive's pre-school children when the executive travels on our behalf. In addition, if any executive is required to include any of these benefits as income for purposes of federal or provincial tax, we will reimburse the executive for any and all taxes paid.

         Under the employment agreements, we retain all proprietary and intellectual property rights in everything created, developed or conceived by the executives while employed with us. In addition, so long as any executive is employed with us, the executive is bound by non-competition and non-solicitation covenants. During the term of employment and for one year thereafter, the executive is prohibited from directly competing with us in any management capacity in any phase of our business in any geographic area throughout the world in which we presently market our products and services. If we begin to market our products and services in new countries, the prohibition is amended automatically to include those new geographic areas and, if we cease to market our products and services in a particular geographic area, that area is no longer prohibited after six months. During the term of employment and for two years thereafter, the executive is prohibited from soliciting business or customers that the executive serviced while employed with us and may not solicit or attempt to solicit any of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         No member of the Compensation Committee and none of our executive officers has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On July 9, 1999, our Blue Zone Productions Ltd. subsidiary executed a Business Banking Loan Agreement with the Royal Bank of Canada for a $100,000 line of credit. Under a Guarantee and Postponement of Claim Agreement, dated July 9, 1999, our principal stockholder and current chairman, F. Michael P. Warren, provided a guarantee of the line of credit in favor of Royal Bank of Canada. Mr. Warren's liability under the guarantee was limited to $50,000. All funds borrowed under the line of credit were paid in October 1999 and the line of credit was terminated.

         In connection with the closing of the transactions described in the Share Exchange Agreement on October 8, 1999, we used a portion of the proceeds from our private placement to Savoy Holdings to repay $96,600 to F. Michael P. Warren, our chairman, $48,400 to Bruce Warren, our chief executive officer, and $10,350 to Jamie Ollivier, our president, for loans and advances made by those persons to our Blue Zone Productions Ltd. subsidiary.

         As of December 31, 1999, our chairman, F. Michael P. Warren, had advanced $45,559.00 to us in connection with unreimbursed travel and business expenses. As of March 1, 2000, we owed $17,559.00 to Mr. Warren for unreimbursed travel and business expenses.

         See the description of "Executive Compensation" in Item 6 for the terms of Employment Agreements between the Company and Bruce Warren, our Chief Executive Officer and a Director, Jamie Ollivier, our President and a Director, and Catherine Warren, our Chief Operating Officer.

         ITEM 8.  LEGAL PROCEEDINGS.

         We are not a party to any legal proceedings.

ITEM 9. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         Our common stock, $.001 per share, is quoted on the OTC Bulletin Board under the symbol "BLZN". The following table sets forth the highest and lowest bid prices for our common stock for each calendar quarter since September 1999 when our common stock commenced trading, as reported by the National Quotation Bureau, Inc.

         As of February 1, 2000, there were 11 record holders of our common stock. Because a significant number of shares of our common stock are held in the names of nominees and through brokerage accounts and we have not conducted a search of those accounts, we do not know the exact number of beneficial owners of our common stock.

         The prices set forth below represent interdealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.


Fiscal 1999                                           High Bid       Low Bid
-----------                                           --------       -------
Third Quarter  .............................            $5.33         $4.00
Fourth Quarter .............................           $10.25         $3.75


         We have never paid cash dividends on our common stock and we presently intend to retain future earnings, if any, to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future. Future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

         As of March 1, 2000, we have granted an aggregate of 3,286,000 options exercisable into shares of our common stock. In connection with our private placement of September 22, 1999, we issued warrants to acquire 524,981
(466,650 prior to giving effect to the 1.125-for-1 stock split on September 27, 1999) shares of our common stock.

         In connection with the closing under the Share Exchange Agreement on October 8, 1999, we issued 12,000,000 shares of our common stock to F. Michael
P. Warren, our Chairman, in exchange for all of the issued and outstanding common stock of Blue Zone Productions Ltd. Pursuant to the Share Exchange Agreement, Mr. Warren agreed that he would not transfer, assign or sell the shares for one year. We are required to register Mr. Warren's 12,000,000 shares of common stock under the Securities Act of 1933, as amended, provided that Mr. Warren pays for the expenses of such registration.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

         We sold the following securities within the past three years and prior to the date of filing of this registration statement.

         On or about March 11, 1997, we issued 28,125,000 (5,000,000 prior to giving effect to our five-for-one stock split on July 14, 1998 and our 1.125-for-1 stock split on September 27, 1999) shares of our restricted common stock to a person who was then a director and our secretary in consideration for services rendered to us in connection with our formation and organization.

         In April 1997, pursuant to Rule 504, we issued an aggregate of 1,125,000 (200,000 prior to giving effect to our five-for-one stock split on July 14, 1998 and our 1.125-for-1 stock split on September 27, 1999) shares of our common stock for an aggregate purchase price of $20,000. One person, then a director and our secretary, acquired 20,000 shares for $2,000. The remaining 180,000 shares were issued to a group of 41 persons in exchange for an aggregate purchase price of $18,000.

         On April 5 1999, pursuant to Rule 504 and Section 3(b) of the Securities Act of 1933, as amended, we issued an aggregate of 6,750,000 (6,000,000 prior to giving effect to the 1.125-for-1 stock split on September 27, 1999) shares of our common stock to 11 investors for an aggregate purchase price of $120,000.

         On September 22, 1999, we sold 1,049,963 (933,300 prior to giving effect to the 1.125-for-1 stock split on September 27, 1999) units to Savoy Holdings Limited for an aggregate purchase price of $5,254,479. Each unit consisted of one share of common stock and one half of one non-transferable share purchase warrant entitling the holder to purchase a further share of common stock at a price of $5.63 per share if the warrant is exercised before October 1, 2000 and at a price of $6.75 per share if the warrant is exercised before October 1, 2001 when the warrant expires. The units were issued pursuant to an exemption under Regulation S of the Securities Act. The common stock issuable upon exercise of the warrants, when issued, will be restricted securities issued in reliance on Regulation S.

         From November 1999 through March 1, 2000, pursuant to Rule 701 and Regulation S, we have granted a total of 3,286,000 options to our employees, officers, and directors under our 1999 Stock Option Plan, which options may be exercised at prices ranging from $5.00 to $7.44 per share.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

         Under our amended certificate of incorporation, we are authorized to issue up to 100,000,000 shares of common stock, $.001 par value per share. We are also authorized to issue up to 5,000,000 shares of preferred stock, $.001 par value per share, which may contain special preferences as determined by our Board of Directors including, but not limited to, the bearing of interest and convertibility into shares of our common stock. As of December 31, 1999, we had 21,538,100 shares of common stock issued and outstanding. No shares of preferred stock are issued and outstanding.

         The following summary of the terms and provisions of our capital stock is not complete, and you should read our certificate of incorporation and bylaws, copies of which have been filed as exhibits to this registration statement.

COMMON STOCK

         Holders of our common stock are entitled to one vote per share for each share owned of record. Generally, all matters to be voted on by our stockholders must be approved by a majority of the votes that are entitled to be cast by all shares of our common stock that are present in person or represented by proxy. Except as otherwise provided by law, amendments to our certificate of incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of our common stock.

         Our certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of more than 50% of the outstanding shares voting for directors can elect all of the directors and, in such event, the holders of the remaining shares will be unable to elect any of our directors.

         Holders of shares of our common stock have no preemptive, conversion or subscription rights, and shares of our common stock are not subject to redemption. Except as otherwise provided by law, dividends may be declared at the sole discretion of the Board of Directors and may be paid in cash, property, shares of corporate stock, or any other medium.

PREFERRED STOCK

         Our Board of Directors is authorized to issue preferred stock in series from time to time with such designations, rights, preferences and limitations as our Board of Directors may determine. Moreover, unless the nature of a particular transaction and applicable statute require such approval, our Board of Directors need not obtain shareholder approval before issuing preferred stock. The potential exists, therefore, that additional shares of preferred stock might be issued with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of holders of our stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control without any further action by stockholders.

WARRANTS

         On September 22, 1999, we issued stock purchase warrants to purchase an aggregate of 524,981 shares of our common stock to Savoy Holdings Limited. Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $5.63 per share if the warrant is exercised before October 1, 2000 and at a price of $6.75 per share if the warrant is exercised after October 1, 2000 but before the warrants expire on October 1, 2001. As of February 1, 2000, none of these warrants has been exercised.

         The warrants are immediately exercisable, non-transferable, and not redeemable. The warrants bear a legend to prevent sale, transfer, assignment or hypothecation in the absence of an effective registration statement or an exemption from registration. In addition, any share certificates issued upon exercise of the warrants but prior to the effective date of a registration statement will bear similar legends.

         In issuing the warrants to Savoy Holdings Ltd., we relied upon an exemption from registration provided by Regulation S of the Securities Act. Upon exercise of any or all of the warrants, the holder exercising the warrants must provide to us either (i) certification that the holder is not a "U.S. Person" as defined in Regulation S or (ii) a legal opinion satisfactory to us that the warrants and the shares of common stock issuable upon exercise of the warrants have been registered or are exempt from registration.

TRANSFER AGENT

         The transfer agent for our common stock is First American Stock Transfer located at 610 East Bell Road, Suite 2-155 PMB, Phoenix, AZ 85022-2393; telephone number (608) 485-1346.

ITEM 12.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Limitation on liability

         Our certificate of incorporation contains a provision that is intended to limit the liability of our officers and directors. Specifically, our officers and directors will not be liable to us or our shareholders for damages for any breach of fiduciary duty, except for liability arising as a result of acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.

         The principal effect of the limitation of liability provision is that a shareholder is unable to prosecute an action for monetary damages against one of our officers or directors unless the shareholder can demonstrate one of the specified bases for liability. The provision does not eliminate or limit liability arising in connection with causes of action brought under the federal securities laws. In addition, our certificate of incorporation does not eliminate the duty of care.

         The inclusion of this provision in our certificate of incorporation may discourage or deter our shareholders or our management from bringing a lawsuit for breach of fiduciary duty against an officer or director, even though such an action, if successful, might otherwise have benefited us and our shareholders.

         Indemnification

         With regard to indemnification of our officers and directors, our certificate of incorporation provides as follows:

         Article X. INDEMNIFICATION: Each director and each officer of the corporation may be indemnified by the corporation as follows:

         (a) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suite or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         (b) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matters as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and
         (b) of this Article, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

         (d) Any indemnification under subsections (a) and (b) unless ordered by a court or advanced pursuant to subsection (e), must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                  (i)      By the stockholders;

                  (ii) By the Board of Directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                  (iii) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                  (iv) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         (e) Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         (f) The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

             (i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection (b) or for the advancement of expenses made pursuant to subsection (e) may not be made t or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the case of action.

             (ii) Continues for a person who has ceased to be a director, officer, employee or agent and insures to the benefit of the heirs, executors and administrators of such a person.

         With regard to indemnification of our officers and directors, our bylaws provide as follows:

                                  Article VII.

                                 INDEMNIFICATION

Section 7.1 Indemnification. The corporation shall, unless prohibited by Nevada Law, indemnify any person (an "Indemnitee") who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be so involved in any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any action, suit or proceeding brought by or in the right of the corporation to procure a judgment in its favor (collectively, a "Proceeding") by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, against all Expenses and Liabilities actually and reasonably incurred by him in connection with such Proceeding. The right to indemnification conferred in this Article shall be presumed to have been relied upon by the directors, officers, employees and agents of the corporation and shall be enforceable as a contract right and inure to the benefit of heirs, executors and administrators of such individuals.

Section 7.2 Indemnification Contracts. The Board of Directors is authorized on behalf of the corporation, to enter into, deliver and perform agreements or other arrangements to provide any Indemnitee with specific rights of indemnification in addition to the rights provided hereunder to the fullest extent permitted by Nevada Law. Such agreements or arrangements may provide (i) that the Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding, must be paid by the corporation as they are incurred and in advance of the final disposition of any such action, suit or proceeding provided that, if required by Nevada Law at the time of such advance, the officer or director provides an undertaking to repay such amounts if it is ultimately determined by a court of competent jurisdiction that such individual is not entitled to be indemnified against such expenses, (iii) that the Indemnitee shall be presumed to be entitled to indemnification under this Article or such agreement or arrangement and the corporation shall have the burden of proof to overcome that presumption, (iii) for procedures to be followed by the corporation and the Indemnitee in making any determination of entitlement to indemnification or for appeals therefrom and (iv) for insurance or such other Financial Arrangements described in Paragraph 7.02 of this Article, all as may be deemed appropriate by the Board of Directors at the time of execution of such agreement or arrangement.

Section 7.3 Insurance and Financial Arrangements. The corporation may, unless prohibited by Nevada Law, purchase and maintain insurance or make other financial arrangements ("Financial Arrangements") on behalf of any Indemnitee for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses. Such other Financial Arrangements may include (i) the creation of a trust fund, (ii) the establishment of a program of self-insurance, (iii) the securing of the corporation's obligation of indemnification by granting a security interest or other lien on any assets of the corporation, or (iv) the establishment of a letter of credit, guaranty or surety.

Section 7.4       Definitions.  For purposes of this Article:

         Expenses. The word "Expenses" shall be broadly construed and, without limitation, means (i) all direct and indirect costs incurred, paid or accrued, (ii) all attorneys' fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, food and lodging expenses while traveling, duplicating costs, printing and binding costs, telephone charges, postage, delivery service, freight or other transportation fees and expenses, (iii) all other disbursements and out-of-pocket expenses, (iv) amounts paid in settlement, to the extent permitted by Nevada Law, and (v) reasonable compensation for time spent by the Indemnitee for which he is otherwise not compensated by the corporation or any third party, actually and reasonably incurred in connection with either the appearance at or investigation, defense, settlement or appeal of a Proceeding or establishing or enforcing a right to indemnification under any agreement or arrangement, this Article, the Nevada Law or otherwise; provided, however, that "Expenses" shall not include any judgments or fines or excise taxes or penalties imposed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or other excise taxes or penalties.

         Liabilities. "Liabilities" of any type whatsoever, including, but not limited to, judgments or fines, ERISA or other excise taxes and penalties, and amounts paid in settlement.

         Nevada Law. "Nevada Law" means Chapter 78 of the Nevada Revised Statutes as amended and in effect from time to time or any successor or other statutes of Nevada having similar import and effect.

         This Article. "This Article" means Paragraphs 7.01 through 7.04 of these By-Laws or any portion of them.

         Power of Stockholders. Paragraphs 7.01 through 7.04, including this Paragraph, of these By-Laws may be amended by the stockholders only by vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the entire number of shares of each class, voting separately, of the outstanding capital stock of the corporation (even though the right of any class to vote is otherwise restricted or denied); provided, however, no amendment or repeal of this Article shall adversely affect any right of any Indemnitee existing at the time such amendment or repeal becomes effective.

         Power of Directors. Paragraphs 7.01 through 7.04 and this Paragraph of these By-Laws may be amended or repealed by the Board of Directors only by vote of eighty percent (80%) of the total number of Directors and the holders of sixty-six and two-thirds percent (66 2/3%) of the entire number of shares of each class, voting separately, of the outstanding capital stock of the corporation (even though the right of any class to vote is otherwise restricted or denied); provided, however, no amendment or repeal of this Article shall adversely affect any right of any Indemnitee existing at the time such amendment or repeal becomes effective.

         In addition to the indemnification provisions present in our certificate of incorporation and bylaws, we have liability insurance for our officers and directors in the amount of $1 million. We also intend to enter into separate indemnification agreements with each of our directors.

         At present, there is no pending or threatened litigation or proceeding involving any director or officer, employee or agent of ours where such indemnification will be required or permitted.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         The Financial Statements and Supplementary Data required by this Item are filed as part of this Form 10. See Index to Financial Statement Information at page F-1 of this Form 10.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         In December 1999, we selected KPMG LLP as our principal independent auditors to replace David E. Coffey, Certified Public Accountant. In connection with the audit for the fiscal years ended December 31, 1997 and 1998, there were no disagreements with David E. Coffey, Certified Public Accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of David E. Coffey, Certified Public Accountant, would have caused them to make reference to the matter in their report. The report of David E. Coffey, Certified Public Accountant on our financial statement for the fiscal years ended December 31, 1997 and 1998 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

         For accounting purposes, the transaction between Western Food Distributors, Inc. and Blue Zone Productions Ltd. was accounted for as a recapitalization of Blue Zone Productions Ltd., effectively as if it has issued common stock for consideration equal to the net assets of Western Food Distributors, Inc. Our comparative financial statements included in response to
Item 13 are those of Blue Zone Productions Ltd. and not of Western Food Distributors. Accordingly, the report of David Coffee C.P.A. on the Western Food Distributors financial statements is not included in this registration statement.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(A)      Financial Statements

The information required by this item is contained in the "Index to Financial Statements" on Page F-1 of this Form 10 registration statement and such information is incorporated herein by reference.

(B)      EXHIBITS

The following exhibits are being filed as a part of this Form 10 registration statement:

Exhibit No.    Description

2.1            Share Exchange Agreement, dated as of October 5, 1999, among F.
               Michael P. Warren, Bruce Warren, Jamie Ollivier, Blue Zone Productions Ltd., Blue Zone Entertainment Inc., Blue Zone International Inc. and Western Food Distributors, Inc. (A list of exhibits and schedules to the Share Exchange Agreement is set forth therein. The Registrant agrees to furnish to the Commission supplementally, upon request, a copy of any such exhibits or schedules not otherwise filed herewith.)

3.1            Registrant's Articles of Incorporation dated March 10, 1997.

3.2 Certificate of Amendment to the Registrant's Articles of Incorporation, dated July 14, 1998, providing for a 5-for-1 stock split of all of the Registrant's outstanding common stock.

3.3 Certificate of Amendment to the Registrant's Certificate of Incorporation, dated September 28, 1999, changing the name of the Registrant to "Blue Zone, Inc." and providing for a 1.125-for-1 stock split of all of the Registrant's issued and outstanding common stock.

3.4            Bylaws.

4.1            Specimen Common Stock Certificate.

4.2 Warrant to Purchase 524,981 shares of common stock of Blue Zone, Inc., dated October 1, 1999, issued to Savoy Holdings Limited.

10.1* Website and Interactive Television Development Agreement, dated as of December 14, 1999, between CTV Television Inc. and Blue Zone Productions Ltd.

10.2* Website Development Agreement, dated July 1, 1999, between CKNW/CFMI, a division of WIC RADIO LTD., and Blue Zone Entertainment

                      Inc.

10.3* Joint Venture Agreement, dated June 16, 1998, between WIC Premium Television, a Limited Subsidiary of WIC Western International Communications Ltd. and Blue Zone Entertainment Inc.

10.4 Business Banking Loan Agreement, dated July 9, 1999, between Blue Zone Productions Ltd. and Royal Bank of Canada.

10.5 Guarantee and Postponement of Claim, dated July 9, 1999, executed by F. Michael P. Warren in favor of Royal Bank of Canada.

10.6 Employment Agreement, dated January 1, 2000, between Blue Zone Entertainment Inc. and Jamie Ollivier.

10.7 Employment Agreement, dated January 1, 2000, between Blue Zone Entertainment Inc. and Bruce Warren.

10.8 Employment Agreement, dated January 1, 2000, between Blue Zone Entertainment Inc. and Catherine Warren.

10.9                  1999 Stock Option Plan

10.10 Subscription Agreement, dated as of September 22, 1999, between Savoy Holdings Limited and Western Food Distributors, Inc. for private placement of common stock and stock purchase warrants.

16.1                  Letter regarding change in certifying accountant.

21.1                  Subsidiaries of the Registrant.

27.1                  Financial Data Schedule

* Confidential treatment has been requested with respect to certain portions of the Exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

               Consolidated Financial Statements of

               BLUE ZONE, INC.

               (Expressed in U.S. dollars)Years ended December 31, 1999, 1998 and 1997

BLUE ZONE, INC.

Consolidated Financial Statements

(Expressed in U.S. dollars)

Years ended December 31, 1999, 1998 and 1997


Auditors' Report                                                             F-1

Consolidated Financial Statements

     Balance Sheets                                                          F-2

     Statements of Operations                                                F-3

     Statements of Stockholders' Equity (Deficit)                            F-4

     Statements of Cash Flows                                                F-5

     Notes                                                                   F-6

Independent Auditors' Report
The Board of Directors and Stockholders
Blue Zone, Inc.

We have audited the consolidated balance sheets of Blue Zone, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations and stockholders' (deficit) and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Blue Zone, Inc. and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999 in conformity with United States generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
February 10, 2000

BLUE ZONE, INC.

Consolidated Balance Sheets
(Expressed in U.S. dollars)

December 31, 1999 and 1998

---------------------------------------------------------------------------------------
                                                              1999                 1998
---------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                       $   4,097,869        $         891
     Accounts receivable                                    97,600                  -
     Work-in-progress                                       70,581                  -
     Prepaid expenses                                       93,204                  558
---------------------------------------------------------------------------------------
                                                         4,359,254                1,449

Capital assets (note 3)                                    425,596               40,457

---------------------------------------------------------------------------------------
                                                     $   4,784,850        $      41,906
---------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:

     Accounts payable                                $     191,675        $      21,830
     Accrued liabilities                                   178,300               19,033
     Deferred revenue                                      180,143                  -
     Income taxes payable                                      -                  2,589
     Payable to stockholders (note 4)                       45,559                9,262
---------------------------------------------------------------------------------------
                                                           595,677               52,714


Stockholders' equity (deficit) (note 5):

     Preferred stock, authorized 5,000,000
       shares, $.01 par value, none
       issued in 1999 (1998 - 5 shares)                        -                      5
     Common stock, $.001 par value, authorized
       100,000,000 shares; 21,538,100 issued in
       1999 (1998 - 7 shares)                               21,538                    7
     Additional paid in capital                          5,626,371                  -
     Deficit                                            (1,433,831)             (11,500)
     Accumulated other comprehensive income (loss):

       Foreign currency translation adjustment             (24,905)                 680
---------------------------------------------------------------------------------------
                                                         4,189,173              (10,808)

---------------------------------------------------------------------------------------
                                                     $   4,784,850        $      41,906
---------------------------------------------------------------------------------------

Uncertainty due to the Year 2000 Issue (note 10)

See accompanying notes to consolidated financial statements.

BLUE ZONE, INC.
Consolidated Statements of Operations
(Expressed in U.S. dollars)

Years ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------------------------------------
                                                                  1999               1998                 1997
--------------------------------------------------------------------------------------------------------------

Production and service revenue                         $       883,137      $     774,830        $     342,120

Cost of revenues                                               370,803            144,419               51,759
--------------------------------------------------------------------------------------------------------------
Gross profit                                                   512,334            630,411              290,361
--------------------------------------------------------------------------------------------------------------

Operating expenses:

     General and administrative                              1,226,900            127,029               62,020
     Selling and marketing                                     610,010            506,410              226,036
     Depreciation                                               97,755             29,860               16,928
--------------------------------------------------------------------------------------------------------------
                                                             1,934,665            663,299              304,984

--------------------------------------------------------------------------------------------------------------
Loss before income taxes                                     1,422,331           32,888                 14,623

Income tax expense (recovery)                                      -               (4,431)               2,431

--------------------------------------------------------------------------------------------------------------
Net loss                                               $     1,422,331      $      28,457        $      17,054
--------------------------------------------------------------------------------------------------------------

Net loss per common share, basic and diluted

   (note 2(l))                                         $           .09      $         -          $         -

--------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding,

   basic and diluted (note 2(l))                            14,168,937         12,000,000           12,000,000
--------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

BLUE ZONE, INC.

Consolidated Statements of Stockholders' Equity (Deficit)
(Expressed in U.S. dollars)

Years ended December 31, 1999, 1998 and 1997

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Accumulated
                                                                                                                other
                                                                                                        comprehensive
                                                                                                              earning
                                                                                                           ----------
                                                                                                              Foreign         Total
                                                                                  Paid-in                    currency        stock-
                            Preferred Stock               Common Stock         additional      Retained    translation      holders'
                            Shares   Amount           Shares       Amount         capital       earnings    adjustment       equity
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1996               5    $     5               7      $     7      $        -    $   34,011      $       -       34,023

Net loss                        -          -               -            -               -       (17,054)             -      (17,054)

Cumulative translation
adjustment                      -          -               -            -               -             -           (423)       (423)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1997               5          5               7            7               -        16,957           (423)      16,548

Net loss                        -          -               -            -               -       (28,457)             -      (28,457)

Cumulative translation
adjustment                      -          -               -            -               -             -          1,103        1,103
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1998               5          5               7            7               -       (11,500)           680      (10,808)

Adjustments to comply with
   recapitalization
   accounting, net of cost
   of recapitalization
   transaction of $32,791      (5)        (5)     21,538,093       21,531       5,329,360             -              -    5,350,886
------------------------------------------------------------------------------------------------------------------------------------
Issuance of stock options
(note 5(b))                     -          -               -            -         297,011             -              -      297,011

Net loss                        -          -               -            -               -    (1,422,331)             -   (1,422,331)

Cumulative translation
adjustment                      -          -               -            -               -             -        (25,585)     (25,585)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1999               -       $  -      21,538,100     $ 21,538     $ 5,626,371   $(1,433,831)       (24,905)  $4,189,173
====================================================================================================================================

See accompanying notes to consolidated financial statements.

BLUE ZONE, INC.
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

Years ended December 31, 1999, 1998 and 1997

-----------------------------------------------------------------------------------------------------------------
                                                                  1999               1998                 1997
-----------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
     Net loss                                          $    (1,422,331)     $     (28,457)       $     (17,054)
     Items not involving cash:
         Stock based compensation                              297,011                -                    -
         Depreciation                                           97,755             29,860               16,928
     Changes in operating assets and liabilities:

         Accounts receivable                                  (110,801)            45,771               (3,431)
         Work-in-progress                                      (70,581)               -                   (764)
         Prepaid expenses                                      (92,646)               -                    -
         Accounts payable                                      170,944              8,321                9,369
         Accrued liabilities                                   164,907              9,336                  -
         Deferred revenue                                      180,143                -                    -
         Income taxes payable                                   (2,589)            (3,137)               2,206
-----------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) operating
       activities                                             (788,188)            61,694                7,254

Cash flows from financing activities:

     Increase in payable to stockholders                        36,296                -                 12,363
     Repayment of payable to shareholder                           -              (28,641)                 -
     Issue of common shares                                  5,331,764                -                    -
-----------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities               5,368,060            (28,641)              12,363

Cash flows from investing activities:

     Purchase of capital assets                               (482,894)           (44,537)             (12,089)
-----------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                    (482,894)           (44,537)             (12,089)

-----------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                    4,096,978            (11,484)               7,528

Cash and cash equivalents, beginning of year                       891             12,375                4,847

-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                 $     4,097,869      $         891        $      12,375
-----------------------------------------------------------------------------------------------------------------

Supplementary information:

     Interest paid                                     $        23,984      $       1,592        $         -
     Income taxes paid                                           1,090                -                    -
-----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BLUE ZONE, INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 1999 and 1998

-------------------------------------------------------------------------------


1.   NATURE OF BUSINESS:

     Blue Zone, Inc. (the "Company") is incorporated in the state of Nevada and is in the business of providing technical and creative expertise related to website/interactive television development and related internet strategies to assist the traditional mass media corporations in accessing the world wide web, set-top boxes and other interactive devices.

     On October 8, 1999, Western Food Distributors Ltd. ("Western Food"), a public company listed on the over-the-counter bulletin board in the United States, an entity without significant operations, issued 12,000,000 common shares as consideration in exchange for 100% of the issued and outstanding shares of Blue Zone Productions Ltd. ("Blue Zone"), a company incorporated in the province of British Columbia, Canada. This transaction was accounted for as a recapitalization of Blue Zone, effectively as if Blue Zone had issued common shares for consideration equal to the net assets of Western Food. Immediately following the transaction, Western Food changed its name to Blue Zone, Inc.

     The Company's historical financial statements reflect the financial position, results of operations and cash flows of Blue Zone for each of the years in the three year period ended December 31, 1999 and include the operations of Western Food from the date of the effective recapitalization, being October 8, 1999. Stockholders' equity gives effect to the shares issued to the stockholders of Blue Zone prior to October 8, 1999 and of the Company thereafter.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The financial statements include the accounts of the Company's wholly-owned subsidiaries, Blue Zone Productions Ltd., Blue Zone Entertainment Inc. and Blue Zone International Inc. All material intercompany balances and transactions have been eliminated in the consolidated financial statements.

     (b) Use of estimates:

         The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and recognized revenues and expenses for the reporting periods. To these consolidated financial statements, significant areas requiring the use of estimates include the valuation of long-lived assets, estimating the fair market value of equity instruments and the valuation of deferred tax assets. Actual results may significantly differ from these estimates.

BLUE ZONE, INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 1999 and 1998

-------------------------------------------------------------------------------


2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (c) Revenue recognition:

         The Company generates revenue from creative production and maintenance services related to website development and from consulting services related to internet strategies. Revenues are recorded as the services are rendered. Revenues under exchange agreements are recorded gross with an offset to advertising expense. For long-term development projects, revenue is recognized on a percentage completion basis based upon achievement of specifically identifiable milestones. Amounts for which payment has been received but the services or projects do not yet meet the revenue recognition criteria are recorded as deferred revenue.

     (d) Foreign currency:

         The functional currency of the Company and its Barbados subsidiary is the United States dollar. The functional currency of the operations of the Company's wholly-owned Canadian operating subsidiaries is the Canadian dollar. Assets and liabilities measured in Canadian dollars are translated into United States dollars using exchange rates in effect at the balance sheet date with revenue and expense transactions translated using average exchange rates prevailing during the year. Exchange gains and losses arising on this translation are excluded from the determination of income and reported as the foreign currency translation adjustment in stockholders' equity.

     (e) Cash and cash equivalents:

         The Company considers all short-term investments with a term to maturity at the date of purchase of three months or less to be cash equivalents.

     (f) Capital assets:

         Capital assets are stated at cost.

         Depreciation is provided on the declining balance basis using the following annual rates:

===============================================================================================================
         Asset                                                                                            Rate

---------------------------------------------------------------------------------------------------------------

         Equipment and computers                                                                           30%
         Software                                                                                          30%
         Furniture and fixtures                                                                            30%
===============================================================================================================

         Leasehold improvements are amortized on the straight-line basis over 5 years representing the term of the lease.

BLUE ZONE, INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 1999 and 1998

-------------------------------------------------------------------------------


2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (g) Research and development and advertising:

         Research and development and advertising costs are expensed as incurred. Research and development costs expensed in 1999 total $65,158 (1998 - $25,273, 1997 - $6,675). Advertising costs expensed in 1999 total $513,252 (1998 - $505,698, 1997 - $225,730).

         Equipment used in research and development is capitalized only if it has an alternative in future use, which alternative is not solely in research and development activities.

     (h) Stock-based compensation:

         As allowed under generally accepted accounting principles, the Company accounts for its stock-based compensation arrangements with employees in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense under fixed term option plans is recorded at the date of grant when the market value of the underlying stock at the date of grant exceeds the exercise price. The Company recognizes compensation expense for stock options, common stock and other equity instruments issued to non-employees for services received based upon the fair value of the services or equity instruments issued, whichever is more reliably determined. This information is presented in note 5.

     (i) Impairment of long-lived assets and long-lived assets to be disposed of:

         The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of long-lived assets and for long-lived assets to be disposed of". At December 31, 1999, the only long-lived assets reported on the Company's consolidated balance sheet are capital assets. This statement requires that long-lived assets and certain identifiable recorded intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell.

BLUE ZONE, INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 1999 and 1998

-------------------------------------------------------------------------------


2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (j) Comprehensive income:

         To the Company, comprehensive income consists of net income or loss and foreign currency translation adjustments that are separately presented in the consolidated statements of stockholders' equity. Comprehensive income for each of the years presented is as follows:

---------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
---------------------------------------------------------------------------------------------------------------

         Net loss                                     $     1,422,331       $      28,457       $       17,054

         Other comprehensive loss (income):
           Foreign currency translation adjustment             25,585              (1,103)                 423

---------------------------------------------------------------------------------------------------------------
         Comprehensive income                         $     1,447,916       $      27,354       $       17,477
---------------------------------------------------------------------------------------------------------------


     (k) Income taxes:

         The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period. Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

         Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such deferred tax assets will be realized.

     (l) Net loss per share:

         Basic loss per share is computed using the weighted average number of common stock outstanding during the periods, and gives retroactive effect to the shares issued on the recapitalization described in note
         1. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company has a net loss in each of the periods presented, basic and diluted net loss per share is the same as any exercise of warrants or options would be anti-dilutive.

BLUE ZONE, INC.

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 1999 and 1998

-------------------------------------------------------------------------------


3.   CAPITAL ASSETS:

---------------------------------------------------------------------------------------------------------------
                                                                                  Accumulated         Net book
     1999                                                              Cost      depreciation            value
---------------------------------------------------------------------------------------------------------------

     Equipment and computers                                  $     292,249     $      70,668    $     221,581
     Software                                                        37,644             8,562           29,082
     Furniture and fixtures                                          42,362             9,343           33,019
     Leasehold improvements                                         172,008            30,094          141,914
---------------------------------------------------------------------------------------------------------------

                                                              $     544,263     $     118,667    $     425,596
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                                                                  Accumulated         Net book
     1998                                                              Cost      depreciation            value
---------------------------------------------------------------------------------------------------------------

     Equipment and computers                                  $      38,691     $      13,061    $      25,630
     Software                                                         6,863             1,144            5,719
     Furniture and fixtures                                           5,337             1,468            3,869
     Leasehold improvements                                          10,478             5,239            5,239
---------------------------------------------------------------------------------------------------------------

                                                              $      61,369     $      20,912    $      40,457
---------------------------------------------------------------------------------------------------------------


4.   PAYABLE TO STOCKHOLDERS:

     The amount payable to stockholders is repayable in Canadian dollars, non-interest bearing, unsecured and without specific terms of repayment.

5.   STOCKHOLDERS' EQUITY:

     (a) Stock option plan:

         The Company has reserved 4,500,000 common shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers, eligible employees and contractors.

         1,660,000 options granted in the year ended December 31, 1999 vest immediately and the remaining options vest at a rate of 25% per year.

BLUE ZONE, INC.

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 1999 and 1998

-------------------------------------------------------------------------------


5.    STOCKHOLDERS' EQUITY (CONTINUED):

     (b) Stock option plan (continued):

         The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and their vesting schedule.

----------------------------------------------------------------------------------------------------------------
                                                                                                    Number
                                                                                                        of
                                                                                 Exercise
                                                                                                    shares
                                                                                    price
----------------------------------------------------------------------------------------------------------------
         Outstanding, December 31, 1998 and 1997                                      -          $         -
              Granted                                                           1,995,000                 5.00
              Exercised                                                               -                    -
              Cancelled                                                               -                    -

----------------------------------------------------------------------------------------------------------------
         Outstanding, December 31, 1999                                         1,995,000        $        5.00
----------------------------------------------------------------------------------------------------------------

         Exercisable, December 31, 1999                                         1,660,000        $        5.00
----------------------------------------------------------------------------------------------------------------

         Weighted average fair value of options granted during 1999           $      2.81
----------------------------------------------------------------------------------------------------------------


         The options outstanding at December 31, 1999 expire on November 9,
         2009.

         In 1999 the Company recorded non-cash compensation expense of $16,094 and deferred compensation expense of $48,281 relating to the issuance of 45,000 stock options to purchase common shares to certain employees of the Company, representing an implicit benefit derived from the exercise price being less than fair market value. The deferred compensation is being amortized at 25% a year, the vesting period of the underlying options.

         In 1999, the Company recorded non-cash compensation expense of $280,917 and deferred compensation expense of $23,552 relating to the issuance of 111,500 stock options to purchase common shares to certain contractors of the Company. The fair value of the stock options was estimated at $2.66 per option at the time of the transaction. The deferred compensation is being amortized at 25% a year, the vesting period of the underlying options.

BLUE ZONE, INC.

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 1999 and 1998

-------------------------------------------------------------------------------


5.   STOCKHOLDERS' EQUITY (CONTINUED):

     (b)  Stock option plan (continued):

         The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock Based Compensation, to account for grants to employees under the Company's existing stock based compensation plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net loss and basic loss per share would have been adjusted as follows (as no options were granted prior to the year ended December 31, 1999, there would be no differences to actual reported loss and loss per share prior to 1999):

---------------------------------------------------------------------------------------------------------------
                                                                                                  December 31,

                                                                                                         1999
---------------------------------------------------------------------------------------------------------------
         Loss for the period - as reported                                                    $      1,422,331
         Loss for the period - proforma                                                              6,943,905
         Basic loss per share - as reported                                                               0.09
         Basic loss per shares - proforma                                                                 0.49
---------------------------------------------------------------------------------------------------------------


         The fair value of each option grant has been estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

---------------------------------------------------------------------------------------------------------------
                                                                                                  December 31,

                                                                                                         1999
---------------------------------------------------------------------------------------------------------------
         Expected dividend yield                                                                          0.0%
         Expected stock price volatility                                                                 70.0%
         Risk-free interest rate                                                                          6.0%
         Expected life of options                                                                      5 years
---------------------------------------------------------------------------------------------------------------

         The Black-Scholes option valuation model was developed for use in estimating the fair value of options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

BLUE ZONE, INC.

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 1999 and 1998

-------------------------------------------------------------------------------

5.   STOCKHOLDERS' EQUITY (CONTINUED):

     (c) Warrants:

         During 1999, the Company issued 524,981 (1998 - Nil, 1997 - Nil) stock purchase warrants. The warrants allow the holder to purchase 1 common share at a price of $5.63 per share if the warrant is exercisable before October 1, 2000 and a price of $6.73 per share if the warrant is exercisable after October 1, 2000. The exercise price of the warrants exceeded the market price of the Company's common stock on the date of issuance. The warrants expire on October 1, 2001. To December 31, 1999, no warrants have been exercised.

6.   OPERATING LEASES:

     The Company leases office facilities in Vancouver and Toronto in addition to internet services under operating lease agreements that expire to September, 2004. Minimum lease payments under these operating leases are approximately as follows:

---------------------------------------------------------------------------------------------------------------
     2000                                                                                        $     119,000
     2001                                                                                              116,000
     2002                                                                                              120,000
     2003                                                                                               92,000
     2004                                                                                               72,000
---------------------------------------------------------------------------------------------------------------

     Rent expense totalled $27,940 for the year ended December 31, 1999 (1998 - $13,184, 1997 - $12,950).

7.   INCOME TAXES:

     Income tax recovery attributable to losses from operations was $Nil and $4,431 for the years December 31, 1999 and 1998, respectively, and differed from the amounts computed by applying the United States federal income tax rate of 34 percent to pretax losses from operations as a result of the following:

---------------------------------------------------------------------------------------------------------------------
                                                                             1999             1998             1997
---------------------------------------------------------------------------------------------------------------------
     Computed "expected" tax recovery                                 $  (483,592)     $   (11,182)      $   (5,118)
     Increase (reduction) in income taxes resulting from
       income taxes in a higher jurisdiction                             (156,456)          (3,617)          (1,550)
     Permanent difference resulting from stock based compensation         133,654              -                -
     Change in the beginning-of-the-year balance of the valuation allowance for deferred tax assets allocated to income tax
       expense                                                            506,394           10,368            9,099

---------------------------------------------------------------------------------------------------------------------
                                                                      $         -      $    (4,431)      $    2,431
---------------------------------------------------------------------------------------------------------------------

BLUE ZONE, INC.

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 1999 and 1998

-------------------------------------------------------------------------------

7.   INCOME TAXES (CONTINUED):

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below:

---------------------------------------------------------------------------------------------------------------
                                                                                         1999             1998
---------------------------------------------------------------------------------------------------------------

     Deferred tax assets

         Capital assets, principally due to differences in depreciation         $      46,996    $       3,006
         Net operating loss carryforwards                                             474,508           12,104
---------------------------------------------------------------------------------------------------------------
         Total gross deferred tax assets                                              521,504           15,110
         Less valuation allowance                                                    (521,504)         (15,110)

---------------------------------------------------------------------------------------------------------------
         Net deferred tax assets                                                          -                -
         Net deferred tax liabilities                                                     -                -

---------------------------------------------------------------------------------------------------------------
     Deferred taxes                                                             $         -      $         -
---------------------------------------------------------------------------------------------------------------



     The valuation allowance for deferred tax assets as of December 31, 1999 and 1998 was $521,504 and $15,110, respectively. The net change in the total valuation allowance for the years ended December 31, 1999 and 1998 was an increase of $506,394 and $10,368, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $1,150,000 prior to the expiration of the net operating loss carryforwards in 2006. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management does not believe it is more likely than not that the Company will realize the benefits of these deductible differences.

8.   FINANCIAL INSTRUMENTS:

     (a)  Fair values:

         The Company regularly invests funds in excess of its immediate needs in guaranteed investment certificates. The fair value of cash and cash equivalents, trade accounts receivable, receivable from employees, accounts payable and accrued liabilities approximates their financial statement carrying amounts due to the short-term maturities of these instruments. The carrying amount of shareholder loans approximates fair value since they have a short-term to maturity.

BLUE ZONE, INC.

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 1999 and 1998

-------------------------------------------------------------------------------


8.   FINANCIAL INSTRUMENTS (CONTINUED):

     (b) Concentration of credit risk:

         During the year ended 1999 approximately 80% of the Company's revenues were derived from two customers. In 1998 approximately 74% of revenue was derived from two customers and in 1997 approximately 20% of revenue was derived from one customer.

     (c) Foreign currency risk:

         The Company operates internationally which give rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.

9.   SEGMENTED INFORMATION:

     The Company operates in one business segment, the development, maintenance and consulting related to website/interactive television and internet strategies. The revenue for the three years ended December 31, 1999 has been derived exclusively from business in Canada.

10.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 issue that may affect the entity, including those related to customers, suppliers, or third parties, have been fully resolved.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized on March 8, 2000.

                                    BLUE ZONE, INC.

                                    By: /s/ Bruce Warren
                                        ---------------------------------------
                                        Bruce Warren, Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit No.    Description

2.1            Share Exchange Agreement, dated as of October 5, 1999, among F.
               Michael P. Warren, Bruce Warren, Jamie Ollivier, Blue Zone Productions Ltd., Blue Zone Entertainment Inc., Blue Zone International Inc. and Western Food Distributors, Inc. (A list of exhibits and schedules to the Share Exchange Agreement is set forth therein. The Registrant agrees to furnish to the Commission supplementally, upon request, a copy of any such exhibits or schedules not otherwise filed herewith.)

3.1            Articles of Incorporation dated March 10, 1997.

3.2 Certificate of Amendment to the Registrant's Articles of Incorporation, dated July 14, 1998, providing for a 5-for-1 stock split of all of the Registrant's outstanding common stock.

3.3 Certificate of Amendment to the Registrant's Certificate of Incorporation, dated September 28, 1999, changing the name of the Registrant to "Blue Zone, Inc." and providing for a 1.125-for-1 stock split of all of the Registrant's issued and outstanding common stock.

3.4            Bylaws.

4.1            Specimen Common Stock Certificate.

4.2 Warrant to purchase shares of common stock of Blue Zone, Inc., dated October 1, 1999, issued to Savoy Holdings Limited.

10.1* Website and Interactive Television Development Agreement, dated as of December 14, 1999, between CTV Television Inc. and Blue Zone Productions Ltd.

10.2* Website Development Agreement, dated July 1, 1999, between CKNW/CFMI, a division of WIC RADIO LTD., and Blue Zone Entertainment Inc.

10.3* Joint Venture Agreement, dated June 16, 1998, between WIC Premium Television, a Limited Subsidiary of WIC Western International Communications Ltd. and Blue Zone Entertainment Inc.

10.4 Business Banking Loan Agreement, dated July 9, 1999, between Blue Zone Productions Ltd. and Royal Bank of Canada.

10.5 Guarantee and Postponement of Claim, dated July 9, 1999, executed by F. Michael P. Warren in favor of Royal Bank of Canada.

10.6 Employment Agreement, dated January 1, 2000, between Blue Zone Entertainment Inc. and Jamie Ollivier.

10.7 Employment Agreement, dated January 1, 2000, between Blue Zone Entertainment Inc. and Bruce Warren.

10.8 Employment Agreement, dated January 1, 2000, between Blue Zone Entertainment Inc. and Catherine Warren.

10.9           1999 Stock Option Plan

10.10 Subscription Agreement, dated as of September 22, 1999, between Savoy Holdings Limited and Western Food Distributors, Inc. for private placement of common stock and stock purchase warrants.

16.1           Letter regarding change in certifying accountant.

21.1           Subsidiaries of the Registrant.

27.1           Financial Data Schedule

* Confidential treatment has been requested with respect to certain portions of the Exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.